July 31, 2025

FORM C-AR/A

Skybound Holdings LLC



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "***Form C-AR/A***") is being furnished by Skybound Holdings LLC, a Delaware limited liability company (the "***Company***," as well as references to "***we***," "***us***," or "***our***") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("***SEC***" or "***Commission***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.skybound.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual report for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another part, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is July 31, 2025.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Financial Statements

FORWARD-LOOKING STATEMENT DISCLOSURE

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by us in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT THIS FORM C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

The Company is a Delaware limited liability company, formed on December 14, 2016.

The Company is located at 9570 West Pico Boulevard, Los Angeles, California 90035.

The Company's website is https://www.skybound.com/.

The information available on or through the Company's website is not a part of this Form C-AR/A. In making an investment decision with respect to the securities, you should only consider the information contained in this Form C-AR/A.

The Business

The Company is the holding company for a multi-platform entertainment enterprise which owns and exploits intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming, music publishing and mobile applications.

RISK FACTORS

Risks Related to the Company's Business and Industry

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an expanding company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company depends on the experience and skill of its executive officers and key employees to maintain its competitive position.

The ability of the Company to maintain its competitive position depends, to a large degree, on the services of the Company's management team and managers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on the Company's financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Company's ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on the Company's financial performance.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may be unable to maintain brand awareness to the extent necessary to continue being profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand largely depends on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain old customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

The Company operates within a speculative industry.

Certain segments of the entertainment, media and communications industry are highly speculative and have historically involved a substantial degree of risk. For example, if a property is optioned by a studio, the option may not become exercised, or if exercised, a film may still not be made, or even if a film is made, the success of a particular film, video game, program or recreational attraction depends upon unpredictable and changing factors. Such factors include, among other things, the success of promotional efforts, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public acceptance and other tangible and intangible factors, many of which are beyond our control.

The Company's content may fail to achieve economic success.

We cannot guarantee the economic success of any of our products because such success depends on a variety of factors, none of which are not entirely within our control. Such factors include, among other things, the public's acceptance of the product, critical reviews, competing products on the market, the availability of distribution channels for our products, general economic conditions, and other tangible and intangible factors. If the Company's products fail to achieve economic success, the Company's financial performance will be negatively impacted, and so would the potential value of the Securities.

The distribution of our film and video games could be affected by rating restrictions that may limit their marketability and accessibility to wider audiences, thus potentially reducing our revenue.

Some of our films and video games contain mature content and themes and may be subject to ratings restrictions and censorship. Such restrictions and censorship could limit our ability to commercialize our films and video games. We cannot predict how the Motion Picture Association of America ("***MPAA***") or the Entertainment Software Rating Board ("***ESRB***") will rate our films and video games, respectively. Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon our products ultimately receiving a rating classification from MPAA or ESRB no more restrictive than PG or E/E10+/T. Certain distributors may only offer marketing and advertising support for films and video games with certain classifications. If, for any reason, our films and video games do not receive ratings acceptable to such distributors, we may have fewer distribution venues available to us, and thus a smaller audience for our film and video games. Such an occurrence will reduce our revenues and overall profitability.

Additionally, censors in certain foreign jurisdictions might find elements of our films or video games to be objectionable. We may have to make revisions before exhibiting our films or offering our video games in such jurisdictions before their launch, which may further add to our expenses. Further, our films or video games may still be denied regardless of any revisions we make. Such occurrences will reduce our international revenues and overall profitability.

The Company relies on key talent in the entertainment industry, such as writers, actors and performers, for the success of its products.

The Company's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, the Company may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for the Company. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage the reputation of the Company. Such reputational harm may negatively affect the Company's financial performance.

The Company's financial success depends upon consumer reception of its products, which is difficult to predict.

The production and distribution of comic books, online publishing, television programs, motion pictures and other entertainment content are inherently risky businesses because the revenues we derive and our ability to distribute and license rights to our content depend primarily upon its acceptance by the public. Consumer reception of our products is difficult to predict. Audience tastes change frequently, and it is a challenge to anticipate what content will be successful at a certain point in time. In addition, the commercial success of our content also depends upon the quality and acceptance of competing programs, motion pictures and other content available or released into the marketplace at or near the same time. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending may also affect the audience for our content. Furthermore, the theatrical success of a film may impact not only the theatrical revenues we receive but also those from other distribution channels, such as from online streaming and video-on-demand and DVD sales. A poor theatrical performance may also impact our negotiating strength with distributors and retailers, resulting in less desirable product promotion. Ultimately, reduced public acceptance of our entertainment content can affect all of our revenue streams and may adversely impact our results of operations.

The Company's intellectual property rights could be unenforceable or ineffective, and the Company could also be subject to claims for intellectual property infringement.

One of the Company's most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain copyright, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Company's ability to make, use, develop, sell, or market all or portions of its products, which would make it more difficult for the Company to operate its business. These third parties may have applied for, been granted, or obtained copyrights or trademarks that relate to intellectual property that competes with the Company's intellectual property, thereby requiring the Company to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in the Company's having to significantly increase development efforts and resources to redesign some of its products in order to safeguard the Company's competitive edge against competitors in the same industry. There is a risk that the Company's means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Company's business or reputation, financial condition, and/or operating results.

From time to time, the Company may receive communications from holders of copyrights or trademarks regarding their proprietary rights. Companies holding copyrights or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Company to enter into licensing arrangements. In addition, if the Company is determined to have infringed upon a third party's intellectual property rights, the Company may be required to cease offering its products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the Company's products. The Company may also need to file lawsuits to protect its intellectual property rights from infringement from third parties, which could be expensive, and time-consuming; and could distract management's attention from its core operations.

There is a risk that the Company's compliance with personal information and data privacy laws in the United States and internationally may be inadequate or non-compliant.

The Company maintains personal information and data regarding its employees and parties it engages in the course of its business operations. The Company employs measures to ensure that it complies with the personal and data privacy laws in the U.S. regarding the collection, storage, transfer, and use of personal information and data. For instance, the Company engages outside counsel to ensure such compliance. However, there is no guarantee that the Company's measures will be adequate or fully compliant.

The Company relies on key talent in the entertainment industry, such as writers, actors and performers, for the success of its products.

The Company's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, the Company may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for the Company. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage the reputation of the Company. Such reputational harm may negatively affect the Company's financial performance.

The Company is a limited liability company that has elected to be taxed as a c-corporation.

The Company has filed Form 8832 and elected to be taxed as a c-corporation and has not elected to be taxed as a partnership. The Company may be found liable for defects in its Form 8832 or election as a c-corporation. The Company has not undertaken any steps to alter its taxation treatment as a c-corporation and may not elect to change its status for tax purposes as a c-corporation in the future and remain subject to the corresponding tax treatment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Skybound Holdings LLC is a Delaware limited liability company formed on December 14, 2016. On December 1, 2022, the Company changed its name from Mr. Mango LLC to Skybound Holdings LLC. The Company is the holding company for a multi-platform entertainment enterprise which owns and exploits intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming, music publishing and mobile applications.

The Company, together with its subsidiaries[1], is a multi-platform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators' stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company is home to critically acclaimed global franchises, including *The Walking Dead*, *Invincible*, *Superfight*, and *Impact Winter*. The Company maintains key partnerships across the entertainment industry including Universal Pictures and Image Comics, holds a first-look development deal with Audible, and has engaged an ongoing strategic business partnership with mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). The Company's capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale's *The Walking Dead* video game series.

The Company's Products/Content

The Company is the holding company for a multi-platform entertainment enterprise which owns and operates various media franchises as well as develops content and products based on its own intellectual property and licensed intellectual property for distribution across various platforms. The Company's content includes comics and other books, television series, film, video games, tabletop games, digital content, audio programming and mobile applications. Its most popular content and products include the following:

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[1] The Company's directly and indirectly wholly-owned subsidiaries include the following entities: (1) Bumbio LLC, a limited liability company organized in Delaware on January 17, 2017; (2) Blah Blah Boys, LLC, a limited liability company organized in Delaware on May 4, 2017; (3) Dark Stories, LLC, a limited liability company organized in California on December 19, 2013; (4) Anime Productions, LLC (f/k/a Itchy Water, LLC), a limited liability company organized in Delaware on June 30, 2016; (5) Skybound, LLC, a limited liability company organized in California on June 2, 2010; (6) Skybound Game Studios, Inc., a corporation incorporated in Delaware on September 7, 2017; (7) Skybound Interactive, LLC, a limited liability company organized in Delaware on March 11, 2014; (8) Shoe Leather Digital, Inc., a corporation organized in Delaware on August 30, 2017; (9) Skybound Games Europe B.V., a company organized in the Netherlands on October 10, 2019; (10) Skybound Games UK Limited, a company organized in England and Wales on November 8, 2018; (11) Skybound Japan K.K, a corporation incorporated in Japan on September 21, 2022; (12) Tea Hot LLC, a limited liability company organized in California on March 3, 2016; (13) This is JoJo LLC, a limited liability company organized in Delaware on December 22, 2016; (14) Viltrumite Pants, LLC, a limited liability company organized in Delaware on May 25, 2018; (15) Maple Media, LLC, a limited liability company organized in California on November 3, 2016; (16) Do More Mobile LLC, a limited liability company organized in California on March 19, 2020; (17) Maple Media Apps, LLC (f/k/a The Solitaire, Mahjong and Sudoku Company, LLC), a limited liability company organized in California on August 28, 2017; (18) Super Basic, LLC, a limited liability company organized in California on April 17, 2018; (19) Super Software, LLC (f/k/a Calculator, Taschenrechner, Calculatrice, Calculadora, LLC), a limited liability company organized in California on August 28, 2017; (20) 9368-0148 Québec Inc., a corporation incorporated in Québec, Canada on October 23, 2017; (21) Nine Four Entertainment Inc, a corporation incorporated in Nevada on January 24, 2022; and (22) Nine Four Ventures LLC, a limited liability company organized in California on June 12, 2025. The Company, directly or indirectly, holds a majority ownership in the following entities: (1) IBO, LLC (d/b/a Skybound Music LLC), a limited liability company organized in Delaware on December 10, 2018; (2) Skybound Music Publishing LLC, a limited liability company organized in California on October 17, 2023; (3) Skybound Music Recordings LLC, a limited liability company organized in California on October 17, 2023; (4) 5th Planet Games A/S, a company organized in Denmark in 2011 (including its subsidiaries); (5) Sagafilm ehf., a company organized in Iceland in 1978 (including its subsidiaries); (6) Skybound Galactic, LLC, a limited liability company organized in Delaware on March 28, 2018; (7) Spacebound, LLC, a limited liability company organized in Delaware on February 12, 2019; and (8) Superform, LLC, limited liability company organized in Delaware on August 6, 2019.

Media Property	Description
The Walking Dead	*The Walking Dead* is a tale of struggle and survival that has captivated the world. *The Walking Dead*, created by Robert Kirkman, is a post-apocalyptic story about the families, bonds, and trials that test those bonds in the most desperate of times. The Company has developed various television series, interactive games, comic series, and other media based off *The Walking Dead*.
Invincible	Created by Robert Kirkman and Cory Walker, the comic *Invincible #1* debuted to critical acclaim on January 22, 2003. Soon after, they were joined by artist and contributing creator Ryan Ottley. Throughout its fifteen-year run, *Invincible* not only continued for a historic 144-issues but also spawned multiple spin-off series. An animated series was launched on Amazon Prime in March 2021 to critical acclaim based off this franchise. The Company is currently developing a video game, live-action movie, and new comic book projects based off of *Invincible*.
Impact Winter	*Impact Winter* is an original podcast story of apocalypse, horror, and adventure, is a wholly original new saga created just for Audible with immersive 3D audio that dares you to pop in your earbuds and listen in the dark. Venture into an eternally sunless world of swords and crossbows; primal hunters and shape-shifters; leaders and lovers.
Energon Universe	*Void Rivals, Transformers, Duke, Cobra Commander, Destro and Scarlett* are licensed comic book series published by the Company that combine the ever-popular Hasbro brands, *Transformers* and *G.I. Joe*, to form the Energon Universe, along with new concepts developed in partnership by Hasbro and the Company.
Superfight	*Superfight* is a party card game in which players have to make a combination of cards that represent their own superpowers and face off against a villain in the same fashion, and the players must then argue about how their created superhero can defeat other heroes, or a villain character depending on the game mode being played.

The above is intended to be a non-exhaustive description of the Company's most popular media franchises upon which it primarily focuses its business efforts, but in addition to the above, the Company from time to time also produces and develops media content and other products based on its other intellectual property listed in "Intellectual Property" below or other licensed intellectual property.

Customer Base

The Company develops and produces content in several forms of media such as television, film, video games, comic books, music, and other forms of interactive entertainment. The Company's target audience generally consists of millennials and Gen Z, but we aim to produce content that appeals to all demographics.

Invincible attracts a critical, hard to reach audience which predominantly consists of males 18 – 34 (90% male / 10% female). These consumers:
- are heavily interested in genre content, which is a key pillar for engagement on streaming services and gaming platforms;
- identify as gamers, over-indexing the average audience 4.25x; by 2x in how much they spend on video games vs. anything else; and spend 2x on video games and hardware than the average person;
- are tech savvy, and identify as entertainment junkies, leisure collectors, sports enthusiasts, and comic book readers; and
- are dedicated, influential, and consumers of a wide variety of products across tech, entertainment, and more.

Intellectual Property[2]

Registered Trademarks and Trademark Applications:

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[2] Unless otherwise noted, this section reflects the owned intellectual property of the Company and its wholly-owned subsidiaries. One of Skybound, LLC, Shoe Leather Digital, Inc., Maple Media, LLC or Super Basic, LLC (each, a wholly-owned subsidiary of the Company) is the owner of the listed owned intellectual property. The Company and its subsidiaries also license certain intellectual property from third parties.

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
DISSECTING FEAR	AUSTRALIA	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	AUSTRALIA	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
	AUSTRALIA	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
TRIAL BY TROLLEY	AUSTRALIA	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
ATTACK PETER	CANADA	1596457	3/3/2021	1596457	10/19/2022	REGISTERED
DISSECTING FEAR	CANADA	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	CANADA	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
RED FLAGS	CANADA	1888117	3/14/2018	1075546	3/19/2020	REGISTERED
SKYBOUND	CANADA	1807759	11/3/2016	1082456	9/30/2020	REGISTERED
SKYBOUND COMET	CANADA	2155900	12/22/2021	1203156	10/11/2023	REGISTERED
	CANADA	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
SUPERFIGHT	CANADA	1888115	3/14/2018	1082537	9/30/2020	REGISTERED
	CANADA	1807760	11/3/2016	1126605	4/21/2022	REGISTERED
TRIAL BY TROLLEY	CANADA	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
SKYBOUND	CHINA	20058741	5/24/2016	20058741	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058742	5/24/2016	20058742	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058743	5/24/2016	20058743	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058744	5/24/2016	20058744	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058745	5/24/2016	20058745	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058746	5/24/2016	20058746	7/14/2017	REGISTERED
SKYBOUND	CHINA	20058747	5/24/2016	20058747	9/28/2017	REGISTERED
SKYBOUND	CHINA	20058748	5/24/2016	20058748	7/14/2017	REGISTERED
SURVIVORS	CHINA	23318976	3/29/2017	23318976	3/21/2018	REGISTERED
	CHINA	65488837	6/23/2022	65488837	12/7/2022	REGISTERED
DISSECTING FEAR	EUROPEAN UNION	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
INFINITE VACATION	EUROPEAN UNION	018599028	11/12/2021	018599028	4/23/2025	REGISTERED
	EUROPEAN UNION	1649192	12/22/2021	1649192	12/22/2021	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	EUROPEAN UNION	018101634	7/30/2019	018101634	2/22/2020	REGISTERED
	EUROPEAN UNION	015990443	11/2/2016	015990443	4/18/2017	REGISTERED
TRIAL BY TROLLEY	EUROPEAN UNION	018142025	10/23/2019	018142025	2/13/2020	REGISTERED
SKYBOUND	JAPAN	2016122654	11/4/2016	5959979	6/30/2017	REGISTERED
	JAPAN	2016122655	11/4/2016	6020205	2/16/2018	REGISTERED
TRIAL BY TROLLEY	JAPAN	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
DISSECTING FEAR	NEW ZEALAND	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	NEW ZEALAND	1534433	1/20/2020	1534433	1/20/2020	REGISTERED
	NEW ZEALAND	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
ATTACK PETER	UNITED KINGDOM	1596457	3/3/2021	1596457	3/3/2021	REGISTERED
DISSECTING FEAR	UNITED KINGDOM	1534358	1/20/2020	1534358	1/20/2020	REGISTERED
INFINITE VACATION	UNITED KINGDOM	UK00003720909	11/12/2021	UK00003720909	2/4/2022	REGISTERED
	UNITED KINGDOM	1649192	12/22/2021	1649192	12/22/2021	REGISTERED
	UNITED KINGDOM	UK00918101634	7/30/2019	UK00918101634	2/22/2020	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	UNITED KINGDOM	UK00915990443	11/2/2016	UK00915990443	4/18/2017	REGISTERED
TRIAL BY TROLLEY	UNITED KINGDOM	1506418	11/27/2019	1506418	11/27/2019	REGISTERED
TRIAL BY TROLLEY	UNITED KINGDOM	UK00918142025	10/23/2019	UK00918142025	2/13/2020	REGISTERED
ATTACK PETER	UNITED STATES	90159397	9/4/2020	6577766	11/30/2021	REGISTERED
ATTACK PETER	UNITED STATES	90159435	9/4/2020	6376817	6/8/2021	REGISTERED
ATTACK PETER	UNITED STATES	90159455	9/4/2020	6345964	5/11/2021	REGISTERED
DISSECTING FEAR	UNITED STATES	88573597	8/9/2019	6006855	3/10/2020	REGISTERED
GAMMA RAY	UNITED STATES	90272292	10/22/2020	6418220	7/13/2021	REGISTERED
GammaRay	UNITED STATES	87862926	4/4/2018	6228418	12/22/2020	REGISTERED
GammaRay	UNITED STATES	87982476	4/4/2018	5985285	2/11/2020	REGISTERED
IMPACT WINTER	UNITED STATES	97474849	6/24/2022	7538300	10/15/2024	REGISTERED
IMPACT WINTER	UNITED STATES	97475212	6/24/2022	7482875	8/20/2024	REGISTERED
IMPACT WINTER	UNITED STATES	97475234	6/24/2022	7846837	7/1/2025	REGISTERED
	UNITED STATES	98684592	8/6/2024			PUBLISHED
POPCRAFT	UNITED STATES	88569734	8/7/2019	6006645	3/10/2020	REGISTERED
QUARTER UP	UNITED STATES	99298346	7/23/2025			PENDING
QUARTER UP	UNITED STATES	99298981	7/23/2025			PENDING
QUARTER UP	UNITED STATES	99299283	7/23/2025			PENDING
SKYBOUND	UNITED STATES	87023853	5/3/2016	5788130	6/25/2019	REGISTERED
SKYBOUND	UNITED STATES	87979582	5/3/2016	5699374	3/12/2019	REGISTERED
SKYBOUND	UNITED STATES	97430018	5/26/2022	7634434	12/31/2024	REGISTERED
	UNITED STATES	97031414	9/16/2021	6871527	10/11/2022	REGISTERED
SKYBOUND COMET	UNITED STATES	90795075	6/25/2021	7037999	4/25/2023	REGISTERED
SKYBOUND COMET	UNITED STATES	90795081	6/25/2021	7076209	6/6/2023	REGISTERED
SKYBOUND COMET	UNITED STATES	90795089	6/25/2021	7038000	4/25/2023	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
	UNITED STATES	90795125	6/25/2021	7038001	4/25/2023	REGISTERED
	UNITED STATES	90795136	6/25/2021	7076210	6/6/2023	REGISTERED
	UNITED STATES	90795153	6/25/2021	7038002	4/25/2023	REGISTERED
SKYBOUND ENTERTAINMENT	UNITED STATES	97421546	5/20/2022	6895343	11/8/2022	REGISTERED
SKYBOUND ENTERTAINMENT	UNITED STATES	97596408	9/19/2022	7195693	10/17/2023	REGISTERED
	UNITED STATES	90546902	2/25/2021	6636777	2/8/2022	REGISTERED
	UNITED STATES	90546938	2/25/2021	6636778	2/8/2022	REGISTERED
	UNITED STATES	97429995	5/26/2022	6895347	11/8/2022	REGISTERED
SPIRITS OF THE APOCALYPSE	UNITED STATES	88155750	10/15/2018	5956921	1/7/2020	REGISTERED
SUPERFIGHT	UNITED STATES	86374896	8/22/2014	4860653	11/24/2015	REGISTERED
	UNITED STATES	87023862	5/3/2016	5836431	8/13/2019	REGISTERED
THIEF OF THIEVES	UNITED STATES	85980174	2/16/2012	4430107	11/5/2013	REGISTERED
THIEF OF THIEVES	UNITED STATES	86520589	1/31/2015	5570894	9/25/2018	REGISTERED

Trademark	Country	App. No.	Filing Date	Reg. No.	Reg. Date	Status
TRIAL BY TROLLEY	UNITED STATES	88468301	6/11/2019	6009611	3/10/2020	REGISTERED
ATTACK PETER	WIPO	A0106087	3/3/2021	1596457	3/3/2021	REGISTERED
DISSECTING FEAR	WIPO	A0093421	1/20/2020	1534358	1/20/2020	REGISTERED
POPCRAFT	WIPO	A0093420	1/20/2020	1534433	1/20/2020	REGISTERED
	WIPO	A0117656	12/22/2021	1649192	12/22/2021	REGISTERED
TRIAL BY TROLLEY	WIPO	A0092061	11/27/2019	1506418	11/27/2019	REGISTERED
MAPLE MEDIA	UNITED STATES	88153755	10/12/2018	5792398	7/2/2019	REGISTERED
WE HEART IT	UNITED STATES	97693407	11/28/2022	7274884	1/16/2024	REGISTERED
FOODUCATE	UNITED STATES	97693419	11/28/2022	7274885	1/16/2024	REGISTERED
SKATE JAM	UNITED STATES	88153758	10/12/2018	5864254	9/17/2019	REGISTERED
SKATEBOARD PARTY	UNITED STATES	85618833	5/7/2012	4267940	1/1/2013	REGISTERED
PLAYER FM	UNITED KINGDOM	UK00002603007	11/30/2011	UK00002603007	5/25/2012	REGISTERED
SNOWBOARD PARTY	CANADA	1707183	12/15/2014	TMA938345	5/18/2016	REGISTERED
SKATEBOARD PARTY	CANADA	1582262	6/15/2012	TMA876748	4/30/2014	REGISTERED
HOCKEY FIGHT	CANADA	1582264	6/15/2012	TMA870550	2/3/2014	REGISTERED
DRIFT MANIA	CANADA	1551008	11/7/2011	TMA837046	11/26/2012	REGISTERED

Master Trademark License:

Robert Kirkman, via his entity Robert Kirkman, Inc., is party to an Amended and Restated Master License Agreement with Skybound, LLC (a wholly-owned subsidiary of the Company) pursuant to which Skybound, LLC has the exclusive license to commercialize all comic books created by Robert Kirkman as merchandise, comic books and video games, and the exclusive administration rights in connection with any motion picture or television projects based on any of the comic books, which includes, among others, *The Walking Dead* and *Invincible*.

Registered Copyrights and Copyright Applications:

Title:	Issue Registered:	Registration No. or Document No.:	Registration Date or Recordation Date:	Publication Date or Execution Date:	Nation of First Publication:
Assassin Nation	vol. 1, no. 1	TX0008740189	4/25/2019	3/13/2019	United States
Assassin Nation	vol. 1, no. 2	TX0008785978	7/23/2019	4/17/2019	United States
Assassin Nation	vol. 1, no. 3	TX0008785977	7/23/2019	5/22/2019	United States
Assassin Nation	vol. 1, no. 4	TX0008785968	7/23/2019	6/19/2019	United States
Assassin Nation	vol. 1, no. 5	TX0008811802	10/25/2019	7/17/2019	United States
Birthright	vol. 1, no. 1	TX0007975623	2/4/2015	10/8/2014	United States
Birthright	vol. 1, no. 2	TX0007980763	2/2/2015	11/5/2014	United States
Birthright	vol. 1, no. 3	TX0007980771	2/2/2015	12/3/2014	United States
Birthright	vol. 1, no. 4	TX0008740630	4/25/2019	1/7/2015	United States
Birthright	vol. 1, no. 5	TX0008054843	6/26/2015	2/4/2015	United States
Birthright	vol. 1, no. 6	TX0008054869	6/26/2015	4/8/2015	United States
Birthright	vol. 1, no. 7	TX0008081988	8/24/2015	5/13/2015	United States
Birthright	vol. 1, no. 8	TX0008081972	8/24/2015	6/10/2015	United States
Birthright	vol. 1, no. 9	TX0008081961	8/24/2015	7/22/2015	United States
Birthright	vol. 1, no. 10	TX0008081959	8/24/2015	8/19/2015	United States
Birthright	vol. 1, no. 11	TX0008171258	12/11/2015	11/11/2015	United States
Birthright	vol. 1, no. 12	TX0008169223	3/17/2016	12/9/2015	United States
Birthright	vol. 1, no. 13	TX0008169220	3/17/2016	1/13/2016	United States
Birthright	vol. 1, no. 14	TX0008169222	3/17/2016	2/17/2016	United States
Birthright	vol. 1, no. 15	TX0008355586	4/7/2017	3/23/2016	United States
Birthright	vol. 1, no. 16	TX0008315020	8/15/2016	6/8/2016	United States

Birthright	vol. 1, no. 17	TX0008315022	8/15/2016	7/13/2016	United States
Birthright	vol. 1, no. 18	TX0008340530	11/22/2016	8/10/2016	United States
Birthright	vol. 1, no. 19	TX0008340531	11/22/2016	9/14/2016	United States
Birthright	vol. 1, no. 20	TX0008340533	11/22/2016	10/26/2016	United States
Birthright	vol. 1, no. 21	TX0008355585	4/7/2017	1/11/2017	United States
Birthright	vol. 1, no. 22	TX0008355579	4/7/2017	2/8/2017	United States
Birthright	vol. 1, no. 23	TX0008355576	4/7/2017	3/22/2017	United States
Birthright	vol. 1, no. 24	TX0008411567	7/31/2017	5/17/2017	United States
Birthright	vol. 1, no. 25	TX0008411568	7/31/2017	6/14/2017	United States
Birthright	vol. 1, no. 26	TX0008549793	11/7/2017	9/13/2017	United States
Birthright	vol. 1, no. 27	TX0008549772	11/7/2017	10/11/2017	United States
Birthright	vol. 1, no. 28	TX0008550900	12/28/2017	11/8/2017	United States
Birthright	vol. 1, no. 29			1/3/2018	United States
Birthright	vol. 1, no. 30			2/21/2018	United States
Birthright	vol. 1, no. 31	TX0008740614	4/25/2019	9/12/2018	United States
Birthright	vol. 1, no. 32	TX0008740634	4/25/2019	10/10/2018	United States
Birthright	vol. 1, no. 33	TX0008740606	4/25/2019	11/14/2018	United States
Birthright	vol. 1, no. 34	TX0008740603	4/25/2019	12/12/2018	United States
Birthright	vol. 1, no. 35	TX0008740583	4/25/2019	1/9/2019	United States
Birthright	vol. 1, no. 36	TX0008785942	7/23/2019	6/5/2019	United States
Birthright	vol. 1, no. 37	TX0008811730	10/25/2019	7/3/2019	United States
Birthright	vol. 1, no. 38	TX0008811736	10/25/2019	8/7/2019	United States
Birthright	vol. 1, no. 39	TX0008807514	10/25/2019	9/4/2019	United States

Birthright	vol. 1, no. 40	TX0008968634	2/7/2020	10/2/2019	United States
Birthright	vol. 1, no. 41			2/5/2020	United States
Birthright	vol. 1, no. 42			3/4/2020	United States
Birthright	vol. 1, no. 43			5/20/2020	United States
Birthright	vol. 1, no. 44			6/17/2020	United States
Birthright	vol. 1, no. 45			7/22/2020	United States
Birthright	vol. 1, no. 46			2/10/2021	United States
Birthright	vol. 1, no. 47			3/10/2021	United States
Birthright	vol. 1, no. 48			4/14/2021	United States
Birthright	vol. 1, no. 49			5/12/2021	United States
Birthright	vol. 1, no. 50			6/9/2021	United States
Clone	vol. 1, no. 2	TX0008019124	1/18/2013	12/12/2012	United States
Clone	vol. 1, no. 3	TX0007640626	1/18/2013	1/9/2013	United States
Clone	vol. 1, no. 4	TX0008739011	4/25/2019	2/13/2013	United States
Clone	vol. 1, no. 5	TX0007700492	6/17/2013	5/22/2013	United States
Clone	vol. 1, no. 6	TX0007700481	6/17/2013	4/24/2013	United States
Clone	vol. 1, no. 7	TX0007731396	8/8/2013	5/29/2013	United States
Clone	vol. 1, no. 8	TX0007731393	8/8/2013	6/26/2013	United States
Clone	vol. 1, no. 9	TX0007731395	8/8/2013	7/24/2013	United States
Clone	vol. 1, no. 10	TX0007756160	11/4/2013	9/11/2013	United States
Clone	vol. 1, no. 11	TX0007794931	1/9/2014	10/23/2013	United States
Clone	vol. 1, no. 12	TX0007804585	2/17/2014	11/20/2013	United States
Clone	vol. 1, no. 13	TX0007804588	2/17/2014	12/18/2013	United States

Clone	vol. 1, no. 14	TX0007804513	2/17/2014	1/15/2014	United States
Clone	vol. 1, no. 15	TX0007822473	3/14/2014	3/5/2014	United States
Clone	vol. 1, no. 16	TX0007851350	5/21/2014	5/7/2014	United States
Clone	vol. 1, no. 17	TX0007914946	6/11/2014	6/4/2014	United States
Clone	vol. 1, no. 18	TX0007979979	1/15/2015	7/2/2014	United States
Clone	vol. 1, no. 19	TX0008048606	6/29/2015	8/6/2014	United States
Clone	vol. 1, no. 20	TX0007979978	1/15/2015	9/17/2014	United States
Crude	vol. 1, no. 1	TX0008652052	8/22/2018	4/11/2018	United States
Crude	vol. 1, no. 2	TX0008652059	8/22/2018	5/16/2018	United States
Crude	vol. 1, no. 3	TX0008652108	8/22/2018	6/20/2018	United States
Crude	vol. 1, no. 4	TX0008652095	8/22/2018	7/18/2018	United States
Crude	vol. 1, no. 5	TX0008652082	8/22/2018	8/15/2018	United States
Crude	vol. 1, no. 6	TX0008741311	4/16/2019	9/19/2018	United States
Dead Body Road	vol. 1, no. 1	TX0007794940	1/9/2014	12/11/2013	United States
Dead Body Road	vol. 1, no. 2	TX0007804530	2/17/2014	1/22/2014	United States
Dead Body Road	vol. 1, no. 3	TX0007817048	3/17/2014	2/26/2014	United States
Dead Body Road	vol. 1, no. 4	TX0007844513	4/17/2014	3/26/2014	United States
Dead Body Road	vol. 1, no. 5	TX0007914954	6/9/2014	4/24/2014	United States
Dead Body Road	vol. 1, no. 6	TX0007914952	6/9/2014	5/28/2014	United States
Dead Body Road: Bad Blood	vol. 1, no. 1	TX0007794940	6/24/2020	6/24/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 2	TX0007804530	7/29/2020	7/29/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 3	TX0007817048	8/26/2020	8/26/2020	United States

Dead Body Road: Bad Blood	vol. 1, no. 4	TX0007844513	9/23/2020	9/23/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 5	TX0007914954	10/28/2020	10/28/2020	United States
Dead Body Road: Bad Blood	vol. 1, no. 6	TX0007914952	12/2/2020	12/2/2020	United States
Delusion: Lies Within	N/A	PAu003878855	3/21/2017	N/A	N/A
Demonic	vol. 1, no. 1	TX0008340520	11/22/2016	8/17/2016	United States
Demonic	vol. 1, no. 2	TX0008340519	11/22/2016	9/21/2016	United States
Demonic	vol. 1, no. 3	TX0008340518	11/22/2016	10/19/2016	United States
Demonic	vol. 1, no. 4	TX0008340515	11/22/2016	11/16/2016	United States
Demonic	vol. 1, no. 5	TX0008355608	4/7/2017	12/21/2016	United States
Demonic	vol. 1, no. 6	TX0008355605	4/7/2017	1/18/2017	United States
Evolution	vol. 1, no. 1	TX0008550881	12/28/2017	11/15/2017	United States
Evolution	vol. 1, no. 2	TX0008550876	12/28/2017	12/20/2017	United States
Evolution	vol. 1, no. 3			1/17/2018	United States
Evolution	vol. 1, no. 4			2/21/2018	United States
Evolution	vol. 1, no. 5			3/21/2018	United States
Evolution	vol. 1, no. 6	TX0008695699	9/7/2018	4/18/2018	United States
Evolution	vol. 1, no. 7	TX0008652104	8/22/2018	6/20/2018	United States
Evolution	vol. 1, no. 8	TX0008652099	8/22/2018	7/18/2018	United States
Evolution	vol. 1, no. 9	TX0008652086	8/22/2018	8/15/2018	United States
Evolution No. 10	vol. 1, no. 10	TX0008741324	4/25/2019	9/28/2018	United States

Evolution No. 11	vol. 1, no. 11	TX0008741601	4/25/2019	10/17/2018	United States
Evolution No. 12	vol. 1, no. 12	TX0008741560	4/25/2019	11/21/2018	United States
Evolution	vol. 1, no. 13	TX0008741554	4/25/2019	1/16/2019	United States
Evolution	vol. 1, no. 14	TX0008741550	4/25/2019	2/20/2019	United States
Evolution	vol. 1, no. 15	TX0008741496	4/25/2019	3/20/2019	United States
Evolution	vol. 1, no. 17	TX0008807469	10/25/2019	7/17/2019	United States
Evolution	vol. 1, no. 18	TX0008807465	10/25/2019	9/25/2019	United States
Excellence	vol. 1, no. 1	TX0008781348	7/24/2019	5/8/2019	United States
Excellence	vol. 1, no. 2	TX0008781350	7/24/2019	6/19/2019	United States
Excellence	vol. 1, no. 3	TX0008807444	10/25/2019	7/17/2019	United States
Excellence	vol. 1, no. 4	TX0008809143	10/25/2019	8/21/2019	United States
Excellence	vol. 1, no. 5	TX0008809146	10/25/2019	9/18/2019	United States
Excellence	vol. 1, no. 6	TX0008968648	2/7/2020	10/16/2019	United States
Excellence	vol. 1, no. 7			6/10/2020	United States
Excellence	vol. 1, no. 8			7/8/2020	United States
Excellence	vol. 1, no. 9			8/12/2020	United States
Excellence	vol. 1, no. 10			2/17/2021	United States
Excellence	vol. 1, no. 11			9/8/2021	United States
Excellence	vol. 1, no. 12			1/19/2022	United States
Extremity	vol. 1, no. 1	TX0008355592	4/7/2017	3/1/2017	United States
Extremity	vol. 1, no. 2	TX0008411579	7/31/2017	4/5/2017	United States
Extremity	vol. 1, no. 3	TX0008411580	7/31/2017	5/3/2017	United States

Extremity	vol. 1, no. 4	TX0008411581	7/31/2017	6/7/2017	United States
Extremity	vol. 1, no. 5	TX0008411582	7/31/2017	7/5/2017	United States
Extremity	vol. 1, no. 6	TX0008551038	11/7/2017	8/2/2017	United States
Extremity	vol. 1, no. 7	TX0008549797	11/7/2017	10/4/2017	United States
Extremity	vol. 1, no. 8	TX0008550954	12/28/2017	11/1/2017	United States
Extremity	vol. 1, no. 9	TX0008550913	12/28/2017	12/6/2017	United States
Extremity	vol. 1, no. 10			1/3/2018	
Extremity	vol. 1, no. 11			2/7/2018	
Extremity	vol. 1, no. 12			3/7/2018	
Gasolina	vol. 1, no. 1	TX0008549807	11/7/2017	9/20/2017	United States
Gasolina	vol. 1, no. 2	TX0008549808	11/7/2017	10/25/2017	United States
Gasolina	vol. 1, no. 3	TX0008550917	12/28/2017	11/22/2017	United States
Gasolina	vol. 1, no. 4			12/27/2017	
Gasolina	vol. 1, no. 5			1/24/2018	
Gasolina	vol. 1, no. 6			2/28/2018	
Gasolina	vol. 1, no. 7	TX0008647852	8/22/2018	4/25/2018	United States
Gasolina	vol. 1, no. 8	TX0008647848	8/22/2018	5/23/2018	United States
Gasolina	vol. 1, no. 9	TX0008652090	8/22/2018	6/27/2018	United States
Gasolina	vol. 1, no. 10	TX0008739081	4/25/2019	7/25/2018	United States
Gasolina	vol. 1, no. 11	TX0008737261	4/25/2019	8/22/2018	United States

Gasolina	vol. 1, no. 12	TX0008737256	4/25/2019	9/26/2018	United States
Gasolina	vol. 1, no. 13	TX0008737247	4/25/2019	12/5/2018	United States
Gasolina	vol. 1, no. 14	TX0008737236	4/25/2019	1/2/2019	United States
Gasolina	vol. 1, no. 15	TX0008739088	4/25/2019	2/6/2019	United States
Gasolina	vol. 1, no. 16	TX0008739097	4/25/2019	3/6/2019	United States
Gasolina	vol. 1, no. 17	TX0008780927	7/24/2019	4/3/2019	United States
Gasolina	vol. 1, no. 18	TX0008781351	7/24/2019	5/22/2019	United States
Ghosted	vol. 1, no. 1	TX0007731402	8/8/2013	7/10/2013	United States
Ghosted	vol. 1, no.2	TX0007743444	8/30/2013	8/14/2013	United States
Ghosted	vol. 1, no. 3	TX0007756159	11/4/2013	9/11/2013	United States
Ghosted	vol. 1, no. 4	TX0007756162	11/4/2013	10/9/2013	United States
Ghosted	vol. 1, no. 5	TX0007794938	1/9/2014	11/6/2013	United States
Ghosted	vol. 1, no. 6	TX0007804524	2/17/2014	1/15/2014	United States
Ghosted	vol. 1, no. 7	TX0007814992	3/5/2014	2/19/2014	United States
Ghosted	vol. 1, no. 8	TX0007844524	4/17/2014	3/19/2014	United States
Ghosted	vol. 1, no. 9	TX0007851348	5/21/2014	4/23/2014	United States
Ghosted	vol. 1, no. 10	TX0007854246	5/30/2014	5/21/2014	United States
Ghosted	vol. 1, no. 11	TX0007983078	1/28/2015	7/9/2014	United States
Ghosted	vol. 1, no. 12	TX0007914697	8/28/2014	8/13/2014	United States
Ghosted	vol. 1, no. 13	TX0007952224	12/11/2014	9/10/2014	United States
Ghosted	vol. 1, no. 14	TX0007979961	1/15/2015	10/1/2014	United States
Ghosted	vol. 1, no. 14	TX0007980767	2/2/2015	10/8/2014	United States
Ghosted	vol. 1, no. 15	TX0008081957	8/24/2015	11/12/2014	United States

Ghosted	vol. 1, no. 16	TX0008081956	8/24/2015	1/14/2015	United States
Ghosted	vol. 1, no. 17	TX0008054845	6/26/2015	2/11/2015	United States
Ghosted	vol. 1, no. 18			3/11/2015	United States
Ghosted	vol. 1, no. 19			4/15/2015	United States
Ghosted	vol. 1, no. 20			5/20/2019	United States
Green Valley	vol. 1, no. 1	TX0008340523	11/22/2016	10/5/2016	United States
Green Valley	vol. 1, no. 2	TX0008340521	11/22/2016	11/9/2016	United States
Green Valley	vol. 1, no. 3	TX0008355541	4/7/2017	12/14/2016	United States
Green Valley	vol. 1, no. 4	TX0008355540	4/7/2017	1/11/2017	United States
Green Valley	vol. 1, no. 5	TX0008355537	4/7/2017	2/8/2017	United States
Green Valley	vol. 1, no. 6	TX0008355534	4/7/2017	3/8/2017	United States
Green Valley	vol. 1, no. 7	TX0008737324	4/25/2019	4/12/2017	United States
Green Valley	vol. 1, no. 8	TX0008737318	4/25/2019	5/10/2017	United States
Green Valley	vol. 1, no. 9			6/14/2017	
Guarding the Globe	vol. 1, no. 1	TX0007590153	9/5/2012	9/5/2012	
Guarding the Globe	vol. 1, no. 2	TX0007590157	9/5/2012	10/3/2012	
Guarding the Globe	vol. 1, no. 3	TX0007804539	2/17/2014	11/7/2012	United States
Guarding the Globe	vol. 1, no. 4	TX0007804536	2/17/2014	12/5/2012	United States
Guarding the Globe	vol. 1, no. 5	TX0007804534	2/17/2014	1/2/2013	United States
Guarding the Globe	vol. 1, no. 6	TX0007804551	2/17/2014	2/6/2013	United States
Hardcore	vol. 1, no. 1	TX0008640018	8/9/2018	5/16/2012	United States
Hardcore	vol. 1, no. 2	TX0008741471	4/25/2019	1/23/2019	United States

Hardcore	vol. 1, no. 3	TX0008741470	4/25/2019	2/27/2019	United States
Hardcore	vol. 1, no. 4	TX0008741468	4/25/2019	3/27/2019	United States
Hardcore	vol. 1, no. 5	TX0008780933	7/24/2019	4/24/2019	United States
Hardcore: Reloaded	vol. 1, no. 1	TX0008968822	2/7/2020	12/18/2019	United States
Hardcore: Reloaded	vol. 1, no. 2			1/22/2020	United States
Hardcore: Reloaded	vol. 1, no. 3			2/19/2020	United States
Hardcore: Reloaded	vol. 1, no. 4			3/18/2020	United States
Hardcore: Reloaded	vol. 1, no. 5			6/17/2020	United States
Hardcore; series of comic books/graphic novels	N/A	V9963D533	10/31/2018	10/8/2018	United States
Heart Attack	vol. 1, no. 1	TX0008968820	2/7/2020	11/20/2019	United States
Heart Attack	vol. 1, no. 2	TX0008968569	2/7/2020	12/18/2019	United States
Heart Attack	vol. 1, no. 3			1/22/2020	United States
Heart Attack	vol. 1, no. 4			2/26/2020	United States
Heart Attack	vol. 1, no. 5			3/25/2020	United States
Heart Attack	vol. 1, no. 6			6/17/2020	United States
Horizon	vol. 1, no. 1	TX0008233056	8/10/2016	7/13/2016	United States
Horizon	vol. 1, no. 10	TX0008411564	7/31/2017	4/19/2017	United States
Horizon	vol. 1, no. 11	TX0008411565	7/31/2017	5/17/2017	United States
Horizon	vol. 1, no. 12	TX0008411566	7/31/2017	6/21/2017	United States
Horizon	vol. 1, no. 13	TX0008551046	11/7/2017	8/16/2017	United States
Horizon	vol. 1, no. 14	TX0008549790	11/7/2017	9/20/2017	United States
Horizon	vol. 1, no. 15	TX0008549775	11/7/2017	10/18/2017	United States

Horizon	vol. 1, no. 16	TX0008550922	12/28/2017	11/15/2017	United States
Horizon	vol. 1, no. 17	TX0008550926	12/28/2017	12/20/2017	United States
Horizon	vol. 1, no. 2	TX0008340547	11/22/2016	8/17/2016	United States
Horizon	vol. 1, no. 3	TX0008340548	11/22/2016	9/21/2016	United States
Horizon	vol. 1, no. 4	TX0008340549	11/22/2016	10/19/2016	United States
Horizon	vol. 1, no. 5	TX0008340524	11/22/2016	11/16/2016	United States
Horizon	vol. 1, no. 6	TX0008355550	4/7/2017	12/21/2016	United States
Horizon	vol. 1, no. 7	TX0008355549	4/7/2017	1/18/2017	United States
Horizon	vol. 1, no. 8	TX0008355546	4/7/2017	2/15/2017	United States
Horizon	vol. 1, no. 9	TX0008355544	4/7/2017	3/15/2017	United States
Horizon	vol. 1, no. 18			2/21/2018	United States
I Hate This Place	vol. 1, no. 1			5/18/2022	United States
I Hate This Place	vol. 1, no. 2			6/22/2022	United States
I Hate This Place	vol. 1, no. 3			7/27/2022	United States
I Hate This Place	vol. 1, no. 4			8/24/2022	United States
I Hate This Place	vol. 1, no. 5			9/28/2022	United States
I Hate This Place	vol. 1, no. 6			3/1/2023	United States
I Hate This Place	vol. 1, no. 7			4/5/2023	United States
I Hate This Place	vol 1, no. 8			5/3/2023	United States
I Hate This Place	vol. 1, no. 9			6/7/2023	United States
I Hate This Place	vol. 1, no. 10			7/5/2023	United States
Kill The Minotaur	vol. 1, no. 1	TX0008411569	7/31/2017	6/14/2017	United States
Kill The Minotaur	vol. 1, no. 2	TX0008411570	7/31/2017	7/19/2017	United States

Kill The Minotaur	vol. 1, no. 3	TX0008549787	11/7/2017	8/16/2017	United States
Kill The Minotaur	vol. 1, no. 4	TX0008526175	11/7/2017	9/20/2017	United States
Kill The Minotaur	vol. 1, no. 5	TX0008551054	11/7/2017	10/18/2017	United States
Kill the Minotaur	vol. 1, no. 6	TX0008550941	12/28/2017	11/15/2017	United States
Manifest Destiny	vol. 1, no. 1	TX0007794930	1/9/2014	11/13/2013	United States
Manifest Destiny	vol. 1, no. 2	TX0007804520	2/17/2014	12/11/2013	United States
Manifest Destiny	vol. 1, no. 3	TX0007804527	2/17/2014	1/8/2014	United States
Manifest Destiny	vol. 1, no. 4	TX0007804950	2/19/2014	2/12/2014	United States
Manifest Destiny	vol. 1, no. 5	TX0007822467	3/14/2014	3/12/2014	United States
Manifest Destiny	vol. 1, no. 6	TX0007844518	4/17/2014	4/9/2014	United States
Manifest Destiny	vol. 1, no. 7	TX0007899278	8/11/2014	6/11/2014	United States
Manifest Destiny	vol. 1, no. 8	TX0007914700	8/28/2014	7/16/2014	United States
Manifest Destiny	vol. 1, no. 8	TX0007983852	1/28/2015	7/16/2014	United States
Manifest Destiny	vol. 1, no. 9	TX0007952199	12/11/2014	8/20/2014	United States
Manifest Destiny	vol. 1, no. 10	TX0007983906	1/27/2015	9/17/2014	United States
Manifest Destiny	vol. 1, no. 11	TX0007979973	1/15/2015	9/15/2014	United States
Manifest Destiny	vol. 1, no. 12	TX0007984007	1/27/2015	12/17/2014	United States
Manifest Destiny	vol. 1, no. 13	TX0008054846	6/26/2015	2/18/2015	United States
Manifest Destiny	vol. 1, no. 14	TX0008054873	6/26/2015	4/22/2015	United States
Manifest Destiny	vol. 1, no. 15	TX0008081986	8/24/2015	6/17/2015	United States
Manifest Destiny	vol. 1, no. 16	TX0008081989	8/24/2015	8/19/2015	United States
Manifest Destiny	vol. 1, no. 17	TX0008557797	12/11/2015	9/16/2015	United States
Manifest Destiny	vol. 1, no. 17	TX0008355620	4/7/2017	9/16/2015	United States

Manifest Destiny	vol. 1, no. 18	TX0008171272	12/11/2015	10/28/2015	United States
Manifest Destiny	vol. 1, no. 19	TX0008315034	8/15/2016	5/18/2016	United States
Manifest Destiny	vol. 1, no. 20	TX0008315038	8/15/2016	6/15/2016	United States
Manifest Destiny	vol. 1, no. 21	TX0008315048	8/15/2016	7/20/2016	United States
Manifest Destiny	vol. 1, no. 22	TX0008340541	11/22/2016	8/17/2016	United States
Manifest Destiny	vol. 1, no. 23	TX0008340542	11/22/2016	9/21/2016	United States
Manifest Destiny	vol. 1, no. 24	TX0008340544	11/22/2016	10/19/2016	United States
Manifest Destiny	vol. 1, no. 25	TX0008355619	4/7/2017	1/18/2017	United States
Manifest Destiny	vol. 1, no. 26	TX0008355618	4/7/2017	2/15/2017	United States
Manifest Destiny	vol. 1, no. 27	TX0008355616	4/7/2017	3/15/2017	United States
Manifest Destiny	vol. 1, no. 28	TX0008411575	7/31/2017	5/3/2017	United States
Manifest Destiny	vol. 1, no. 29	TX0008411576	7/31/2017	6/14/2017	United States
Manifest Destiny	vol. 1, no. 30	TX0008551041	11/7/2017	8/9/2017	United States
Manifest Destiny	vol. 1, no. 31	TX0008551049	11/7/2017	10/4/2017	United States
Manifest Destiny	vol. 1, no. 32	TX0008550949	12/28/2017	11/29/2017	United States
Manifest Destiny	vol. 1, no. 33			1/24/2018	United States
Manifest Destiny	vol. 1, no. 34			3/28/2018	United States
Manifest Destiny	vol. 1, no. 35	TX0008647854	8/22/2018	5/23/2018	United States
Manifest Destiny	vol. 1, no. 36			8/15/2018	United States
Manifest Destiny	vol. 1, no. 37	TX0008968597	2/7/2020	10/23/2019	United States
Manifest Destiny	vol. 1, no. 38	TX0008968600	2/7/2020	11/6/2019	United States
Manifest Destiny	vol. 1, no. 39	TX0008968628	2/7/2020	12/4/2019	United States
Manifest Destiny	vol. 1, no. 40			1/1/2020	United States

Manifest Destiny	vol. 1, no. 41			2/5/2020	United States
Manifest Destiny	vol. 1, no. 42			3/11/2020	United States
Manifest Destiny	vol. 1, no. 43			5/26/2021	United States
Manifest Destiny	vol. 1, no. 44			6/23/2021	United States
Manifest Destiny	vol. 1, no. 45			12/29/2021	United States
Manifest Destiny	vol. 1, no. 46			5/4/2022	United States
Manifest Destiny	vol. 1, no. 47			9/21/2022	United States
Manifest Destiny	vol. 1, no. 48			12/28/2022	United States
Murder Falcon	vol. 1, no. 1	TX0008741606	4/25/2019	10/10/2018	United States
Murder Falcon	vol. 1, no. 2	TX0008741603	4/25/2019	11/14/2018	United States
Murder Falcon	vol. 1, no. 3	TX0008741608	4/25/2019	12/12/2018	United States
Murder Falcon	vol. 1, no. 4	TX0008741609	4/25/2019	1/9/2019	United States
Murder Falcon	vol. 1, no. 5	TX0008741313	4/25/2019	2/13/2019	United States
Murder Falcon	vol. 1, no. 6	TX0008741316	4/25/2019	3/13/2019	United States
Murder Falcon	vol. 1, no. 7	TX0008785946	7/23/2019	4/10/2019	United States
Murder Falcon	vol. 1, no. 8	TX0008785940	7/23/2019	5/8/2019	United States
Murderer	vol. 1, no. 1	TX0008640004	8/9/2018	12/9/2009	United States
Outer Darkness	vol. 1, no. 1	TX0008738994	4/25/2019	11/7/2018	United States
Outer Darkness	vol. 1, no. 10	TX0008811797	10/25/2019	9/11/2019	United States
Outer Darkness	vol. 1, no. 11	TX0008968573	2/7/2020	10/9/2019	United States
Outer Darkness	vol. 1, no. 12	TX0008968572	2/7/2020	11/20/2019	United States
Outer Darkness	vol. 1, no. 2	TX0008738997	4/25/2019	12/12/2018	United States
Outer Darkness	vol. 1, no. 3	TX0008738999	4/25/2019	1/9/2019	United States

Outer Darkness	vol. 1, no. 4	TX0008739002	4/25/2019	2/13/2019	United States
Outer Darkness	vol. 1, no. 5	TX0008739006	4/25/2019	3/13/2019	United States
Outer Darkness	vol. 1, no. 8	TX0008811794	10/25/2019	7/10/2019	United States
Outer Darkness	vol. 1, no. 9	TX0008811716	10/25/2019	8/14/2019	United States
Outer Darkness /Chew	vol. 1, no. 1			3/4/2020	United States
Outer Darkness /Chew	vol. 1, no. 2			5/27/2020	United States
Outer Darkness /Chew	vol. 1, no. 3			6/24/2020	United States
Outpost Zero	vol. 1, no. 1	TX0008652064	8/22/2018	7/11/2018	United States
Outpost Zero	vol. 1, no. 10	TX0008809147	10/25/2019	7/19/2019	United States
Outpost Zero	vol. 1, no. 11	TX0008809156	10/25/2019	7/17/2019	United States
Outpost Zero	vol. 1, no. 12	TX0008811706	10/25/2019	8/21/2019	United States
Outpost Zero	vol. 1, no. 13	TX0008811710	10/25/2019	9/18/2019	United States
Outpost Zero	vol. 1, no. 14			12/18/2019	United States
Outpost Zero	vol. 1, no. 2	TX0008647957	8/22/2018	8/8/2018	United States
Outpost Zero	vol. 1, no. 3	TX0008741463	4/25/2019	9/5/2018	United States
Outpost Zero	vol. 1, no. 4	TX0008741361	4/25/2019	10/10/2018	United States
Outpost Zero	vol. 1, no. 5	TX0008741462	4/25/2019	12/19/2018	United States
Outpost Zero	vol. 1, no. 6	TX0008741351	4/25/2019	1/16/2019	United States
Outpost Zero	vol. 1, no. 7	TX0008741338	4/25/2019	2/20/2019	United States
Outpost Zero	vol. 1, no. 8	TX0008741327	4/25/2019	3/20/2019	United States
Outpost Zero	vol. 1, no. 9	TX0008785955	7/23/2019	4/17/2019	United States
Reaver	vol. 1, no. 1	TX0008809144	10/25/2019	7/10/2019	United States
Reaver	vol. 1, no. 2	TX0008807473	10/25/2019	8/14/2019	United States

Reaver	vol. 1, no. 3	TX0008811719	10/25/2019	9/11/2019	United States
Reaver	vol. 1, no. 4	TX0008968589	2/7/2020	10/9/2019	United States
Reaver	vol. 1, no. 5	TX0008968594	2/7/2020	11/13/2019	United States
Reaver	vol. 1, no. 6	TX0008968585	2/7/2020	12/11/2020	United States
Reaver	vol. 1, no. 7			3/11/2020	United States
Reaver	vol. 1, no. 8			6/3/2020	United States
Reaver	vol. 1, no. 9			7/1/2020	United States
Reaver	vol. 1, no. 10			8/5/2020	United States
Reaver	vol. 1, no. 11			9/9/2020	United States
Redneck	vol. 1, no. 1	TX0008411583	7/31/2017	4/19/2017	United States
Redneck	vol. 1, no. 2	TX0008411585	7/31/2017	5/24/2017	United States
Redneck	vol. 1, no. 3	TX0008411586	7/31/2017	6/28/2017	United States
Redneck	vol. 1, no. 4	TX0008411587	7/31/2017	7/26/2017	United States
Redneck	vol. 1, no. 5	TX0008549805	11/7/2017	8/23/2017	United States
Redneck	vol. 1, no. 6	TX0008549770	11/7/2017	9/27/2017	United States
Redneck	vol. 1, no. 7	TX0008549768	12/28/2017	11/22/2017	United States
Redneck	vol. 1, no. 8			12/27/2017	United States
Redneck	vol. 1, no. 9			1/24/2018	United States
Redneck	vol. 1, no. 10			2/28/2018	United States
Redneck	vol. 1, no. 11			3/28/2018	United States
Redneck	vol. 1, no. 12	TX0008647965	8/22/2018	4/25/2018	United States
Redneck	vol. 1, no. 13	TX0008647939	8/22/2018	7/25/2018	United States
Redneck	vol. 1, no. 14	TX0008738471	4/25/2019	8/22/2018	United States

Redneck	vol. 1, no. 15	TX0008738431	4/25/2019	9/28/2018	United States
Redneck	vol. 1, no. 16	TX0008738405	4/25/2019	10/24/2018	United States
Redneck	vol. 1, no. 17	TX0008738403	4/25/2019	11/28/2018	United States
Redneck	vol. 1, no. 18	TX0008738394	4/25/2019	1/2/2019	United States
Redneck	vol. 1, no. 19	TX0008780923	7/24/2019	4/24/2019	United States
Redneck	vol. 1, no. 20	TX0008781352	7/24/2019	5/22/2019	United States
Redneck	vol. 1, no. 21	TX0008781354	7/24/2019	6/26/2019	United States
Redneck	vol. 1, no. 22	TX0008811741	10/25/2019	7/24/2019	United States
Redneck	vol. 1, no. 23	TX0008811747	10/25/2019	9/4/2019	United States
Redneck	vol. 1, no. 24			10/9/2019	United States
Redneck	vol. 1, no. 25			1/29/2020	United States
Redneck	vol. 1, no. 26			2/26/2020	United States
Redneck	vol. 1, no. 27			6/24/2020	United States
Redneck	vol. 1, no. 28			10/14/2020	United States
Redneck	vol. 1, no. 29			12/23/2020	United States
Redneck	vol. 1, no. 30			2/24/2021	United States
Redneck	vol. 1, no. 31			12/1/2021	United States
Redneck	vol. 1, no. 32			2/9/2022	United States
Redneck; comic book series	N/A	V9957D788	4/17/2018	2/5/2018	United States
Resume with Monsters	N/A	PAu003891808	8/18/2017		United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 1			6/9/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 2			7/14/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 3			8/11/2021	United States

Six Sidekicks of Trigger Keaton	vol. 1, no. 4			9/8/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 5			10/13/2021	United States
Six Sidekicks of Trigger Keaton	vol. 1, no. 6			11/10/2021	United States
Skybound X	vol. 1, no. 1			7/7/2021	United States
Skybound X	vol. 1, no. 2			7/14/2021	United States
Skybound X	vol. 1, no. 3			7/21/2021	United States
Skybound X	vol. 1, no. 4			7/28/2021	United States
Skybound X	vol. 1, no. 5			8/4/2021	United States
Slots	vol. 1, no. 1	TX0008549801	11/7/2017	10/4/2017	United States
Slots	vol. 1, no. 2	TX0008550935	12/28/2017	11/8/2017	United States
Slots	vol. 1, no. 3	TX0008550938	12/28/2017	12/13/2017	United States
Slots	vol. 1, no. 4			1/10/2018	United States
Slots	vol. 1, no. 5			2/14/2018	United States
Slots	vol. 1, no. 6			3/14/2018	United States
Stealth	vol. 1, no. 1	TX0008640008	8/9/2018	5/5/2010	United States
Stealth	vol. 1, no. 1			3/11/2020	United States
Stealth	vol. 1, no. 2			6/10/2020	United States
Stealth	vol. 1, no. 3			7/8/2020	United States
Stealth	vol. 1, no. 4			8/12/2020	United States
Stealth	vol. 1, no. 5			9/9/2020	United States
Stealth	vol. 1, no. 6			10/14/2020	United States
Stellar	vol. 1, no. 1				
Stellar	vol. 1, no. 1	TX0008647843	8/22/2018	6/13/2018	United States
Stellar	vol. 1, no. 2	TX0008652088	8/22/2018	7/18/2018	United States
Stellar	vol. 1, no. 3	TX0008652057	8/22/2018	8/15/2018	United States
Stellar	vol. 1, no. 4	TX0008738482	4/25/2019	9/19/2018	United States

Stellar	vol. 1, no. 5	TX0008738481	4/25/2019	10/17/2018	United States
Stellar	vol. 1, no. 6	TX0008738476	4/25/2019	11/21/2018	United States
Stillwater	vol. 1, no. 1			9/16/2020	United States
Stillwater	vol. 1, no. 2			10/21/2020	United States
Stillwater	vol. 1, no. 3			11/18/2020	United States
Stillwater	vol. 1, no. 4			12/16/2020	United States
Stillwater	vol. 1, no. 5			1/20/2021	United States
Stillwater	vol. 1, no. 6			2/27/2021	United States
Stillwater	vol. 1, no. 7			5/19/2021	United States
Stillwater	vol. 1, no. 8			6/16/2021	United States
Stillwater	vol. 1, no. 9			8/4/2021	United States
Stillwater	vol. 1, no. 10			9/22/2021	United States
Stillwater	vol. 1, no. 11			11/10/2021	United States
Stillwater	vol. 1, no. 12			1/12/2022	United States
Stillwater	vol. 1, no. 13			5/25/2022	United States
Stillwater	vol. 1, no. 14			8/3/2022	United States
Stillwater	vol. 1, no. 15			9/28/2022	United States
Stillwater	vol. 1, no. 16			11/30/222	United States
Stillwater	vol. 1, no. 17			1/4/2023	United States
Stillwater	vol. 1, no. 18			4/5/2023	United States
Summoners War: Legacy	vol. 1, no. 1			4/28/2021	United States
Summoners War: Legacy	vol. 1, no. 2			5/26/2021	United States
Summoners War: Legacy	vol. 1, no. 3			6/23/2021	United States

Summoners War: Legacy	vol. 1, no. 4			7/28/2021	United States
Summoners War: Legacy	vol. 1, no. 5			8/25/2021	United States
Summoners War: Legacy	vol. 1, no. 6			9/22/2021	United States
Tech Jacket	vol. 1, no. 10	TX0008739018	4/25/2019	6/17/2015	United States
Thief of Thieves	vol. 1, no. 1	TX0007512036	3/27/2012	2/8/2012	United States
Thief of Thieves	vol. 1, no. 12	TX0007681753	4/22/2013	2/20/2013	United States
Thief of Thieves	vol. 1, no. 13	TX0007701253	5/20/2013	4/17/2013	United States
Thief of Thieves	vol. 1, no. 14	TX0007731398	8/8/2013	5/29/2013	United States
Thief of Thieves	vol. 1, no. 15	TX0007743423	8/30/2013	7/20/2013	United States
Thief of Thieves	vol. 1, no. 16	TX0008132807	12/10/2015	8/21/2013	United States
Thief of Thieves	vol. 1, no. 17	TX0007756164	11/4/2013	10/16/2013	United States
Thief of Thieves	vol. 1, no. 18	TX0007794932	1/9/2014	11/27/2013	United States
Thief of Thieves	vol. 1, no. 30	TX0008132806	12/10/2015	8/26/2015	United States
Thief of Thieves	vol. 1, no. 31	TX0008132805	12/10/2015	9/23/2015	United States
Thief of Thieves	vol. 1, no. 32	TX0008233058	8/10/2016	6/22/2016	United States
Thief of Thieves	vol. 1, no. 33	TX0008233062	8/10/2016	7/27/2016	United States
Thief of Thieves	vol. 1, no. 34	TX0008340535	11/22/2016	8/24/2016	United States
Thief of Thieves	vol. 1, no. 35	TX0008340536	11/22/2016	9/28/2016	United States
Thief of Thieves	vol. 1, no. 36	TX0008340538	11/22/2016	10/26/2016	United States
Thief of Thieves	vol. 1, no. 37	TX0008355573	4/7/2017	11/23/2016	United States
Thief of Thieves	vol. 1, no. 38	TX0008652074	8/22/2018	7/4/2018	United States
Thief of Thieves	vol. 1, no. 39	TX0008647942	8/22/2018	8/1/2018	United States
Thief of Thieves	vol. 1, no. 40	TX0008740186	4/25/2019	9/5/2018	United States

Thief of Thieves	vol. 1, no. 41	TX0008740179	4/25/2019	10/3/2018	United States
Thief of Thieves	vol. 1, no. 42	TX0008740178	4/25/2019	11/14/2018	United States
Thief of Thieves	vol. 1, no. 43	TX0008780946	7/24/2019	6/26/2019	United States
Thief of thieves / Reg. television program	N/A	V9936D095	7/8/2016	Date of Certification 7/72016	United States
Thief of thieves: issue: vol 1, no 26 & 3 other titles	N/A	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 26 / Reg. TX8090926	vol. 1, no. 26	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 27 / Reg. TX8090924	vol. 1, no. 27	V9930D991	12/10/2015	12/4/2015	United States
Thief of thieves: issue: vol 1, no 28 / Reg. TX8111530	vol. 1, no. 28	V9930D992	12/10/2015	12/5/2015	United States
Thief of thieves: issue: vol 1, no 29 / Reg. TX8111526	vol. 1, no. 29	V9930D991	12/10/2015	12/4/2015	United States
Thief of Thieves: issue: vol. 1., no. 1 & 17 / Reg. TX7512036	N/A	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 1 & 17 other titles	N/A	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 10 / Reg. TX7640545	vol. 1, no. 10	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 11 / Reg. TX7640555	vol. 1, no. 11	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 19 / Reg. TX7822457	vol. 1, no. 19	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 2 / Reg. TX7512035	vol. 1, no. 2	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 20 / Reg. TX7851358	vol. 1, no. 20	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 21 / Reg. TX7914955	vol. 1, no. 21	V9926D411	6/25/2015	6/23/2015	United States

Thief of Thieves: issue: vol. 1., no. 22 / Reg. TX7899270	vol. 1,no. 22	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 23 / Reg. TX7914695	vol. 1, no. 23	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 24 / Reg. TX7987095	vol. 1, no. 24	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 25 / Reg. TX7980768	vol. 1, no. 25	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 3 / Reg. TX7530687	vol. 1, no. 3	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 4 / Reg. TX7536462	vol. 1, no. 4	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 5 / Reg. TX7581547	vol. 1, no. 5	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 6 / Reg. TX7581541	vol. 1, no. 6	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 7 / Reg. TX7606384	vol. 1, no. 7	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 8 / Reg. TX7613912	vol. 1, no. 8	V9926D411	6/25/2015	6/23/2015	United States
Thief of Thieves: issue: vol. 1., no. 9 / Reg. TX7613920	vol. 1, no. 9	V9926D411	6/25/2015	6/23/2015	United States
Trover Saves the Universe	vol. 1, no. 1			8/4/2021	United States
Trover Saves the Universe	vol. 1, no. 2			9/8/2021	United States
Trover Saves the Universe	vol. 1, no. 3			10/13/2021	United States
Trover Saves the Universe	vol. 1, no. 4			11/10/2021	United States
Trover Saves the Universe	vol. 1, no. 5			12/8/2021	United States
Ultramega	vol. 1, no. 1			3/17/2021	United States

Ultramega	vol. 1, no. 2			4/21/2021	United States
Ultramega	vol. 1, no. 3			5/19/2021	United States
Ultramega	vol. 1, no. 4			6/16/2021	United States
Witch Doctor	vol. 1, no. 1	TX0007597641	9/27/2012	6/29/2011	United States
Witch Doctor	vol. 1, no. 1	TX0008112458	10/11/2011	6/29/2011	United States
Witch Doctor	vol. 1, no. 2	TX0008112458	10/11/2011	7/20/2011	United States
Witch Doctor	vol. 1, no. 2	TX0007597691	9/27/2012	7/1/2011	United States
Witch Doctor	vol. 1, no. 3	TX0007530679	4/24/2012	9/21/2011	United States
Witch Doctor	vol. 1, no. 4	TX0007530677	4/24/2012	11/2/2011	United States
Witch Doctor: Mal Practice	vol. 1, no. 1	TX0007640553	1/18/2013	11/28/2012	United States
Witch Doctor: Mal Practice	vol. 1, no. 2	TX0007700526	6/17/2013	12/19/2012	United States
Witch Doctor: Mal Practice	vol. 1, no. 3	TX0007700519	6/17/2013	1/23/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 4	TX0007700515	6/17/2013	2/27/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 5	TX0007731386	8/8/2013	3/27/2013	United States
Witch Doctor: Mal Practice	vol. 1, no. 6	TX0007731389	8/8/2013	4/24/2013	United States

Registered Domain Name:

https://www.skybound.com[3]

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

In the ordinary course of business, the Company may become involved in legal proceedings or may be subject to claims, or the Company may encounter content and items for sale that may infringe its copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company-owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with advice of the Company's counsel. The materiality and results of such legal proceedings and the resolution of such

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[3] This is the Company's primary domain name.

claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company's business because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it; however, the Company makes the following disclosure for informational purposes:

- In April 2024, the Company was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contains an *Invincible* animation sketch. In response to the report, the Company published the following statement on April 21, 2024:

    "We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.

    Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies."

    In an abundance of caution, the Company notified the U.S. Department of the Treasury, Office of Foreign Assets Control, regarding the matter, via a voluntary self-disclosure dated April 21, 2024, and supplemental voluntary self-disclosure dated May 17, 2024. The Company continues to implement its Sanctions Compliance Program (SCP) to further address sanctions compliance obligations at the organizational level.

- On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the *Invincible* IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest. The parties have moved to arbitration, a hearing for which is scheduled for January 2026. This matter does not have an impact on the Company's consolidated financial statements.

- Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Spanish. The publisher has failed to make payments of royalties and other fees since 2022. Skybound, LLC has terminated its relationship with the publisher and is exploring its legal options to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates at least $127 thousand in unpaid royalties and at least $160 thousand in other fees are owed by the publisher, but additional unreported royalties and accrued interest may be applicable. Skybound, LLC filed a claim with the Spanish courts in late 2024. As of the date of this filing, this matter is not settled and does not have an impact on the Company's consolidated financial statements.

- Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in German. The publisher has failed to make payments of royalties and other fees. Skybound, LLC and the publisher have agreed on a payment plan to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates $214 thousand in unpaid royalties and other fees, plus additional accrued interest. The publisher made an upfront good faith payment of $30 thousand in November 2024 and has agreed to make monthly payments until paid in full.

- On February 28, 2025, Skybound Games Europe B.V. (an indirect wholly owned subsidiary of the Company) sent a pre-litigation demand letter to a video game distributor in accordance with the Practice Direction on Pre-Action Conduct and Protocols contained in the Civil Procedure Rules for the Courts of the United Kingdom. The letter asserted repudiatory breach of contract among other causes action. Skybound Games Europe B.V. had granted a license to the video game distributor to physically distribute certain video games in accordance with a Master Distribution Agreement and relevant statements of work thereto. Skybound Games Europe B.V. has asserted that the video game distributor failed to pay open invoices for video-game units that it purchased and which Skybound Games Europe B.V. delivered to it. In addition, Skybound Games Europe B.V. has asserted that the video game distributor failed to perform its contractual obligation to actually distribute and sell certain units. As of the date of this filing, the parties continue to be engaged in required pre-litigation negotiations, and the matter is not settled.

OFFICERS, MANAGERS, AND KEY PERSONS

The officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years *(Include Dates (three years of employment history must be provided). Please also include experience with the Company here, as well.)*	Education *(The subject each degree was earned in, the year each degree was earned and the school each degree was earned from must be included.)*
David Alpert	Chief Executive Officer, Secretary, and Manager	Chief Executive Officer and Secretary at Skybound Holdings LLC (2017 – present) and Chief Executive Officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2010 – present); responsibilities include overseeing operations, creative development and production, and strategic business initiatives for the company and its ventures.	Harvard University, Bachelor of Arts in English, 1997 New York University School of Law, Juris Doctor, 2000
Jon Goldman	Co-Chairman and Manager	Co-Chairman at Skybound Holdings LLC (2018 – present) and an executive officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2013 – present); responsibilities include new business initiatives.	Harvard University, Bachelor of Arts in Asian Studies, 1987 University of Kyoto, Mombusho Fellowship, 1988 – 1990 UCLA, Anderson School of Management, Management Development for Entrepreneurs (MDE) Certificate, 1997
Robert Kirkman	Co-Chairman, Chief Creative Officer, and Manager	Chief Creative Officer at Skybound Holdings LLC (2017 – present), Co-Chairman at Skybound Holdings LLC (2018 – present) and an executive officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2010 – present); responsibilities include overseeing strategy and execution of creative activities.	High school diploma, 1997

Gregory Sulak	Chief Financial Officer	Chief Financial Officer at Skybound Holdings LLC and certain of its subsidiaries (2024 – present); responsibilities include overseeing all financial activities. Chief Financial Officer at Wondery (2019 – 2024); responsibilities included overseeing all financial activities.	University of California Los Angeles, Bachelor of Arts in Economics/ Business, 1989 The Wharton School of the University of Pennsylvania, Master of Business Administration, Finance and Multinational Management, 1994 California Certified Public Accounting Certification (inactive)
Byung Joon Song	Manager	Global Strategy Officer (GSO) & Chairman at Com2uS Corp. (2013 – present); responsibilities include leading the Board and making the company's strategic decisions. Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.) (2000 – present); responsibilities include leading the Board and making the company's strategic decisions. Chairman at Com2uS Platform Corp. (2021 – present); responsibilities include leading the Board and making the company's major decisions. Chairman at WYSIWYG Studios Co., Ltd. (2021 – present); responsibilities include leading the Board and making the company's major decisions. Director at Com2uS USA, Inc. (2006 – present); responsibilities include making the company's major decisions.	Seoul National University, Bachelor of Science in Electrical Engineering, 1998

Kevin D. Irwin, Jr.	Manager	Chief Executive Officer and Chief Investment Officer at Knollwood Investment Advisory, LLC (2021 – present); responsibilities include strategic leadership of the firm and investment decisions.	University of Delaware, Bachelor of Science in Accounting & Economics, 1997 Loyola University Maryland, Masters of Science and Finance, 2009
Carmen Carpenter	Manager	Partner at Evolution Media Capital, LLC (2011 – present); responsibilities include the origination, structuring and execution of media and entertainment M&A and financing transactions.	University of Southern California, Bachelor of Science in Business Administration/Finance, 1995

Biographical Information

David Alpert: Mr. Alpert is CEO and co-founder of the Company. Mr. Alpert co-founded Skybound Holdings LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for Skybound Holding LLC's business model, The "Wheel of Awesome." The "Wheel of Awesome" model takes unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under Skybound Holding LLC's approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Company and its ventures. His day doesn't stop there – he is also a prolific TV, film, and digital producer on several of Skybound's 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young "Entrepreneur of the Year" award and a member of the Young Presidents' Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

Jon Goldman: Mr. Goldman serves as Co-Chairman of the Company. Mr. Goldman's roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to Skybound Holdings LLC, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Company through innovative approaches like Regulation A+, Kickstarter, and traditional venture investment. In addition to his role at Skybound Holdings LLC, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas – Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

Robert Kirkman: Mr. Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of Skybound Holdings LLC. Mr. Kirkman, an advocate for creator rights, co-founded Skybound Holdings LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of Skybound Holdings LLC, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman's long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season debuted in November 2023. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. In April 2023, the Dracula feature film, Renfield, from Universal Pictures, premiered, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week's episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which aired its final season in 2023. He is also executive producer of Robert Kirkman's Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman's popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

Gregory Sulak: Mr. Sulak is the Chief Financial Officer of the Company. Mr. Sulak oversees the finance and accounting activities of the Company and its subsidiaries, including its publicly-listed subsidiary, 5th Planet Games A/S, on the Olso Stock Exchange. Prior to joining the Company, Mr. Sulak was the Chief Financial Officer of Wondery, Inc., one of the industry's leading podcast studios, and, since 2021, an Amazon-owned company, with revenue streams in advertising, audio and TV licensing, merchandise sales and subscriptions. With over 20 years of experience in digital media and technology, including roles at Machinima/Warner Bros., Yahoo!, and PricewaterhouseCoopers, Mr. Sulak brings a wealth of knowledge and broad perspective to the Company's operations. Mr. Sulak holds a California Certified Public Accounting certification (inactive), a Master of Business Administration in Finance and Multinational Management from The Wharton School of the University of Pennsylvania and a Bachelor of Arts in Economics/Business from University of California Los Angeles.

Kevin D. Irwin, Jr.: Mr. Irwin serves as Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

Byung Joon Song: Byung-Joon Song holds the position of Global Strategy Officer (GSO) & Chairman at Com2uS Corp., Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.), Chairman at Com2uS Platform Corp., Chairman at WYSIWYG Studios Co., Ltd. and Director at Com2uS USA, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association. He received an undergraduate degree from Seoul National University.

Carmen Carpenter: Carmen Carpenter is a Partner at Investment Bank Evolution Media Capital ("EMC"), an affiliate of Creative Artists Agency, focusing on the media, entertainment, and sports industries. EMC has advised on transactions with value in excess of $80 billion for its clients. Prior to joining EMC, Carmen served as Senior Vice President at Bank of America Merrill Lynch in the Entertainment Industries Group, where she oversaw the bank's portfolio of more than $1 billion in direct commitments to companies in the content production and distribution sector. Carmen held similar positions at Royal Bank of Scotland and GE Capital. Ms. Carpenter received a Bachelor of Science degree from the University of Southern California.

Indemnification

Indemnification is authorized by the Company to managers, officers, controlling persons and/or other members of the Company acting in their professional capacity pursuant to Delaware law and/or in their capacities pursuant to the Amended and Restated Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital interests (hereinafter, the "**Capital Interests**") consist of units of limited liability company common equity interests (the "**Common Interests**"), units of Series A limited liability company preferred equity interests (the "**Series A Preferred Interests**"), units of Series B limited liability company preferred equity interests (the "**Series B Preferred Interests**") and units of limited liability company incentive plan interests (the "**Incentive Plan Interests**").

Outstanding Equity:

As of the date of this Form C-AR/A, the Company has the following class of equity securities:[4]

Type	Common Interests
Amount Outstanding	4,294,929[5]
Voting Rights	1 vote per unit
Anti-Dilution Rights	The founders of the Company (David Alpert via the Peanut & Pookie Family Trust; Robert Kirkman via the Kirkman Family 2014 Trust; and Jon Goldman via the Goldman/Gross Family Trust) (the "**Founders**"), who hold units of Common Interests, have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Company may, from time to time, propose to sell and issue.
Other Rights	(a) Special approval rights for certain significant acts of the Company which require the unanimous approval of the Founders; (b) The Founders have a right of first refusal if any other Founder desires to transfer all or part of its Capital Interests to a third party; (c) The Founders have the right to purchase all, but not less than all, of any other Founder's Capital Interests if said other Founder experiences death, disability, termination of services or an involuntary transfer of its Capital Interests; (d) Upon a dissolution of marriage or domestic partnership or other division of martial property or domestic partnership property or other domestic transfer, in which the Founder whose Capital

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[4] Effective on April 4, 2024, the Company implemented a 1-to-5 split of its issued and outstanding Capital Interests (the "**Split**"). All Capital Interests have been retroactively adjusted to reflect the Split for all periods presented, unless otherwise indicated. The Company's financial statements have been adjusted to reflect the Split, unless otherwise indicated.

[5] Includes 30,000 Common Interests that have been reserved for issuance in connection with a liquidity event.

	Interests are subject to the domestic transfer does not elect to purchase all of the Capital Interests involved in the domestic transfer, then the other Founders have the right to purchase said Capital Interests; and
	(e) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Common Interests) have a tag-along right.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Common Interests at a later date. The issuance of such additional units of Common Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	76.79%

Type	Series A Preferred Interests
Amount Outstanding	401,020
Voting Rights	1 vote per unit
Anti-Dilution Rights	The holders of Series A Preferred Interests have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Company may, from time to time, propose to sell and issue. The conversion price for the Series A Preferred Interests will be adjusted for account for subdivisions or combinations of Common Interests, reclassification, exchange or substitution of Common Interests, and certain dilutive issuances.
Other Rights	(a) Special approval rights for certain significant acts of the Company which require the approval of at least 55% of the outstanding Series A Preferred Interests and Series B Preferred Interests (voting together as a single class on an as-if converted basis); (b) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Series A Preferred Interests) have a tag-along right; (c) Subject to certain exceptions, if any holder of Preferred Interests desires to transfer all or a portion of its Preferred Interests, then the other

	holders of Preferred Interests have a right of first offer to purchase those Preferred Interests;
	(d) Right to convert into Common Interests at the applicable conversion rate (currently 1-to-1); automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) at the election of at least 2/3 of the outstanding Series A Preferred Interests; and automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) upon an IPO;
	(e) Series A Preferred Interests carry a 1x liquidation preference based on the original issue price of such Preferred Interests before participating with the Common Interests on a pro rata basis (up to an amount equal to the preferred liquidation preference); and
	(f) Holders of at least 25% of outstanding Series A Preferred Interests have information rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Series A Preferred Interests at a later date. The issuance of such additional units of Series A Preferred Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	7.17%

Type	Series B Preferred Interests
Amount Outstanding	356,540
Voting Rights	1 vote per unit
Anti-Dilution Rights	The holders of Series B Preferred Interests have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Company may, from time to time, propose to sell and issue. The conversion price for the Series B Preferred Interests will be adjusted for account for subdivisions or combinations of Common Interests, reclassification, exchange or substitution of Common Interests, and certain dilutive issuances.
Other Rights	(a) Special approval rights for certain significant acts of the Company which require the approval of at least 55% of the outstanding Series A Preferred Interests and Series B Preferred Interests (voting together as a single class on an as-if converted basis);

	(b)	Special approval rights for certain significant acts of the Company which require the approval of a majority of the outstanding Series B Preferred Interests;
	(c)	Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Series B Preferred Interests) have a tag-along right;
	(d)	Subject to certain exceptions, if any holder of Preferred Interests desires to transfer all or a portion of its Preferred Interests, then the other holders of Preferred Interests have a right of first offer to purchase those Preferred Interests;
	(e)	Right to convert into Common Interests at the applicable conversion rate (currently 1-to-1); and automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) upon an IPO;
	(f)	Series B Preferred Interests carry a 1x liquidation preference based on the original issue price of such Preferred Interests before participating with the Common Interests on a pro rata basis (up to an amount equal to the preferred liquidation preference); and
	(g)	Holders of at least 25% of outstanding Series B Preferred Interests have information rights.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Series B Preferred Interests at a later date. The issuance of such additional units of Series B Preferred Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	6.38%

Type	Incentive Plan Interests
Amount Outstanding	8,375
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Incentive Plan Interests at a later date. The issuance of such additional units of Incentive Plan Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	0.15%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR/A, the Company has the following additional securities outstanding:

Type	Warrants to Purchase Common Interests
Amount Outstanding	15,559
Voting Rights	None
Anti-Dilution Rights	The exercise price and number of Common Interests issuable upon exercise of these Warrants are subject to adjustment upon any subdivision or consolidation of the Common Interests, or payment of dividends or other distributions upon the Common Interests payable in Capital Interests.
Material Terms	Each Warrant, upon exercise, grant the holder of such Warrant the right to purchase the number of Common Interests stated therein at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Common Warrants at a later date. The issuance of such additional Common Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	0.28%

Type	Warrant to Purchase Series A Preferred Interests
Amount Outstanding	9,125
Voting Rights	None
Anti-Dilution Rights	The exercise price and number of Series A Preferred Interests issuable upon exercise of this Warrant are subject to adjustment upon any subdivision or consolidation of the Series A Preferred Interests, or payment of dividends or other distributions upon the Series A Preferred Interests payable in securities or property.
Material Terms	The Warrant, upon exercise, grants the holder of such Warrant the right to purchase 9,125 units of Series A Preferred Interests at a pre-determined price of $109.55 per unit. The Warrant vests over four (4) years from the date of grant in substantially equal annual installments.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Series A Preferred Warrants at a later date. The issuance of such additional Series A Preferred Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	0.16%

Type	Options to Purchase Incentive Plan Interests under 2019 Equity Incentive Plan

Amount Outstanding	464,270[6]
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option the right to purchase units of Common Interests at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue or reserve for issuance additional Options at a later date. The issuance or reservation for issuance of such additional Options would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	8.30%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$3,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap of $500,000,000 multiplied by 90%, plus the Purchase Amount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	0.66%[7]

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[6] Represents issued and outstanding options and options available for issuance under the Company's 2019 Equity Incentive Plan.
[7] Assumes conversion at SAFE Price.

Type	Crowd SAFEs (Simple Agreements for Future Equity)
Face Value	$700,844.96[8]
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Crowd SAFEs are convertible at either the applicable discount (ranging from 10% to 20%) or the applicable valuation cap (ranging from $600 million to $650 million), whichever result is more favorable to the holder of the Crowd SAFE.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	0.11%[9]

Type	Common Interest Appreciation Rights ("**CIARs**")
Amount Outstanding	936,580
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The CIARs units vest over 4 years so long as the holder remains employed by the Company or an affiliate of the Company. The CIARs units are exercisable upon a deemed liquidation event or within 5 years of an IPO. Issuance Price = $52.24
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional CIARs at a later date. The issuance of such additional CIARs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	N/A[10]

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[8] Includes a 2% securities commission paid to the intermediary for such Regulation Crowdfunding offering.
[9] Assumes conversion at Liquidity Price.
[10] CIARs track the unit price of Common Interests (with an issuance value of $52.24) and any appreciation in value is payable to the holder upon a deemed liquidation event or an IPO; holders do not receive Capital Interests in the Company.

Type	Regulation A Series Interests
Amount Outstanding	178,435
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Regulation A Series Interests are interests in the Skybound Holdings LLC – Regulation A Series which is an unprotected series established under the Company. The Regulation A Series Interests are comparable to Common Interests in terms of value and rights, including rights to receive distributions upon a deemed liquidation event. However, unlike Common Interests, Regulation A Series Interests do not carry voting privileges and are not Capital Interests in the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may establish additional unprotected or protected series and issue interests under those series at a later date. The issuance of such additional series interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Company by the holders of such security.	N/A

Outstanding Debt

As of the date of this Form C-AR/A, the Company has the following debt outstanding:

Type	Senior Secured Revolving Credit Facility
Creditor	East West Bank
Amount Outstanding	$10,000,000[11]
Interest Rate and Amortization Schedule	Floating interest rate based on applicable margin plus the Prime Rate but at no time is it less than 3.5% per annum.
Description of Collateral (if any)	Guaranteed by the direct and indirect wholly-owned subsidiaries of the Company and secured by substantially all of the Company's and its wholly-owned subsidiaries' negotiable collateral and intellectual property collateral.
Other Material Terms	Senior secured revolving credit facility for $10,000,000, which can be increased up to $20,000,000 via an accordion feature.
Maturity Date	August 3, 2026
Date Entered Into	August 3, 2023

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[11] Does not reflect any accrued but unpaid interest.

Type	Convertible Promissory Note
Creditor	An affiliate of a Member of the Company
Amount Outstanding	$0
Interest Rate and Amortization Schedule	Interest accrues on the unpaid principal balance at 7% per annum.
Description of Collateral (if any)	Guaranteed by the direct and indirect wholly-owned subsidiaries of the Company and secured by substantially all of the Company's and its wholly-owned subsidiaries' negotiable collateral and intellectual property collateral.
Other Material Terms	Provides for advances of up to an aggregate of $5,000,000 to East West Bank, the lender on the Company's revolving credit facility, if the Company is unable to repay its revolving credit facility. Any unpaid principal and interest is convertible into equity securities of the Company at a 20% discount.
Maturity Date	February 3, 2027
Date Entered Into	November 18, 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David Alpert (through the Peanut & Pookie Family Trust)	1,399,319 Common Interests	27.70%
Robert Kirkman (through the Kirkman Family 2014 Trust)	1,399,319 Common Interests	27.70%
Jon Goldman (through the Goldman/Gross Family Trust)	1,399,319 Common Interests	27.70%

What it Means to be a Minority Holder

Investors in our Common Interests, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of June 30, 2025, the Company (on a consolidated basis) had an aggregate of $22,614,955 in cash and cash equivalents, leaving the Company with approximately 60 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

On March 5, 2025, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $105 per Common Unit (the "*2025 CF Offering*"). The Company closed investments under the 2025 CF Offering totaling $672 thousand including investor processing fees.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years*:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	6,123	N/A	January 3, 2021	Rule 701
Series B Preferred Interests	$20,703,207.04	356,540	General Working Capital	Various dates from June 4, 2021 – February 28, 2022	Regulation D 506(b)
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	11,896	N/A	January 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	6,891	N/A	January 18, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	19,298	N/A	June 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	6,896	N/A	July 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	345	N/A	August 15, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	86	N/A	September 1, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	4,137	N/A	October 1, 2022	Rule 701

Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	1,552	N/A	November 28, 2022	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	86	N/A	January 1, 2023	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	1,552	N/A	January 4, 2023	Rule 701
Common Interests	$17,843,500.00	178,435	Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc.	June 10, 2023	Regulation A
SAFE convertible into Preferred Interests	$3,000,000	N/A	Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc.	June 12, 2023	Section 4(a)(2)
Non-Qualified Stock Options and Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	4,358	N/A	September 1, 2023	Rule 701
Common Interests	N/A	34,000	N/A	September 6, 2023	Regulation S
Non-Qualified Stock Options and Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	2,000	N/A	October 1, 2023	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	150	N/A	October 1, 2023	Rule 701

Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	600	N/A	November 1, 2023	Rule 701
Common Interests	$0.00	9,000	N/A	November 15, 2023	Regulation S
Common Interests	N/A	3,000	N/A	November 30, 2023	Section 4(a)(2)
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	1,480	N/A	December 1, 2023	Rule 701
Common Interests	$217,000.00	2,170	Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc.	February 23, 2024	Regulation S
Crowd SAFEs convertible into Common Interests	$687,102.90[12]	N/A	Video Game Development and Marketing	April 30, 2024	Regulation CF
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	117,810	N/A	June 1, 2024	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	300	N/A	November 15, 2024	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	7,500	N/A	December 1, 2024	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	4,745	N/A	December 15, 2024	Rule 701
Warrant to Purchase Common Interests	$0.00	6,889	N/A	November 18, 2024	Section 4(a)(2)

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[12] Excludes a 2% securities commission paid to the intermediary for such Regulation Crowdfunding offering.

Warrant to Purchase Common Interests	$0.00	50	N/A	November 26, 2024	Section 4(a)(2)
Common Interests	$0.00	30,000	N/A	February 4, 2025	Section 4(a)(2)
Common Interests	$672,098.14[13]	7,382	Video Game Development and Marketing, AI Integration and General Working Capital	Various Dates[14]	Regulation CF
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	2,000	N/A	April 1, 2025	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	250	N/A	May 1, 2025	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	30,000	N/A	June 1, 2025	Rule 701
Incentive Stock Options (under 2019 Equity Incentive Plan)	$0.00	20,535	N/A	June 30, 2025	Rule 701
Non-Qualified Stock Options (under 2019 Equity Incentive Plan)	$0.00	3,286	N/A	June 30, 2025	Rule 701

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST[15]

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most

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[13] Includes investor processing fees.

[14] 2,993 Common Interests issued on March 31, 2025; 3,556 Common Interests issued on April 17, 2025; and 833 Common Interests issued on April 29, 2025.

[15] Capital Interests referenced in this section have been adjusted to reflect the Split, unless otherwise indicated.

recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Robert Kirkman, via his entity Robert Kirkman, Inc. (formerly Robert Kirkman, LLC), is party to an Amended and Restated Master License Agreement with Skybound, LLC (a wholly-owned subsidiary of the Company) pursuant to which Skybound, LLC has the exclusive license to commercialize all comic books created by Robert Kirkman as merchandise, comic books and video games, and the exclusive administration rights in connection with any motion picture or television projects based on any of the comic books, which includes, among others, *The Walking Dead* and *Invincible*.

In April 2021, the Company became a guarantor on a mortgage loan for Blueberry & Chicken, LLC ("**B&C**"), a related party owned by two members of the Company. The loan balance as of December 31, 2024 amounted to $17,984 thousand. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2024 were $94 thousand. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. There was no rent or operating payable to B&C as of December 31, 2024.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2024, B&C owed the Company $486 thousand for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

In July 2021, the Company became a guarantor on a mortgage loan for Spicy Sauce, LLC ("**Spicy**"), a related party owned by three members of the Company. The loan balance at December 31, 2024 amounted to $8,626 thousand. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2024 were $49 thousand. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due Spicy totaled $0 as of December 31, 2024.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. As of December 31, 2024, Spicy owed the Company $0 for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $5,443 thousand was incurred for the year ended December 31, 2024. Accrued royalties and commissions to the related party were $2,036 thousand as of December 31, 2024.

The Company entered into a loan agreement with Ian Howe, a former employee, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. The Company calculates interest rate at 2.05% per annum. The Company earned interest income in the amount of $5 thousand for the year ended December 31, 2024. Mr. Howe's employment with Skybound Games UK Limited (a wholly owned subsidiary of the Company) was terminated effective as of February 7, 2025. The Company's loan agreement with Mr. Howe will remain in effect in accordance with its terms (as amended from time to time).

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Interests held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $63 thousand for the year ended December 31, 2024.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Interests held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Interests held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity date of the loans is August 2033. The Company earned interest income in the amount of $246 thousand for the year ended December 31, 2024.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Interests held by them equal to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

The Company and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors, managers and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $60 thousand for the year ended December 31, 2024. The Company also paid royalty expenses in the amount of $4,149 thousand for the year ended December 31, 2024.

Skybound, LLC, a wholly-owned subsidiary of the Company, entered into services agreements with each of D.D. Tuercas Trading Company, Inc. (for the services of David Alpert) and Tower 26 VC, LLC (for the services of Jon Goldman) pursuant to which Skybound, LLC paid management service fees of $200 thousand for the year ended December 31, 2024.

In December 2023, the Company, through its wholly-owned subsidiary, Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand. The Company calculates interest at 9.5% per annum.

The Company received revenues of $201 thousand from Com2uS Corp. for the year ended December 31, 2024. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

The Company has an agreement with Image Comics, Inc. to purchase and distribute comic books. Robert Kirkman is a partner at Image Comics, Inc. The Company recorded revenues net of cost of $4,387 thousand for the year ended December 31, 2024.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Skybound Holdings LLC
(Company)

By:

/s/ David Alpert
(Signature)

David Alpert
(Name)

Chief Executive Officer (Principal Executive Officer)
(Title)

July 31, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Alpert
(Signature)

David Alpert
(Name)

Chief Executive Officer, Secretary and Manager
(Title)

July 31, 2025
(Date)

/s/ Robert Kirkman
(Signature)

Robert Kirkman
(Name)

Co-Chairman, Chief Creative Officer and Manager
(Title)

July 31, 2025
(Date)

/s/ Jon Goldman
_____
(Signature)

Jon Goldman
_____
(Name)

Co-Chairman and Manager
_____
(Title)

July 31, 2025
_____
(Date)

/s/ Carmen Carpenter
_____
(Signature)

Carmen Carpenter
_____
(Name)

Manager
_____
(Title)

July 31, 2025
_____
(Date)

Exhibit A

Financial Statements

(see attached)

Independent Auditors' Report

To the Board of Directors and Members of
Skybound Holdings LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Skybound Holdings LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of comprehensive loss, changes in members' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

/s/ Baker Tilly US, LLP
July 31, 2025
Los Angeles, CA



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

<p style="text-align:center">INDEPENDENT AUDITORS' REPORT</p>

To the Board of Directors and Members of
Skybound Holdings, LLC and subsidiaries:

Opinion

We have audited the accompanying consolidated financial statements of Skybound Holdings, LLC, a Delaware company, and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of comprehensive loss, changes in members' equity, and of cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skybound Holdings, LLC and subsidiaries, as of December 31, 2023, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Skybound Holdings, LLC and subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Skybound Holdings, LLC and subsidiaries' ability to continue as a going concern within one year after the date that consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

INDEPENDENT AUDITORS' REPORT, continued

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Skybound Holdings, LLC and subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Skybound Holdings, LLC and subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
July 2, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

As of December 31,		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	17,098	$	44,275
Accounts receivable, net of allowances of $775 thousand and $24 thousand as of December 31, 2024, and 2023, respectively		7,123		14,554
Unbilled receivables		5,552		5,323
Distributed product receivable		-		212
Due from related parties		-		53
Inventories, net		3,632		3,426
Software development costs, net		50		3,040
Web development costs, net		63		-
IP development costs, net		1,047		1,160
Contract costs to related parties		1,039		590
Prepaid expenses and other current assets		2,658		1,108
Total current assets		**38,262**		**73,741**
Property and equipment, net		1,093		974
TV development costs, net		9,639		7,891
Software development costs, net		8,280		2,476
Web development costs, net		251		-
IP development costs, net		1,615		-
Non-current due from related parties		8,794		8,454
Equity-method investments		7,876		7,046
Investments, at cost		2,572		2,966
Operating lease right-of-use assets		5,340		6,734
Goodwill		25,851		38,741
Intangible assets, net		2,840		2,595
Deferred tax assets		8,572		5,946
Other non-current assets		3,919		3,028
Total assets	$	**124,904**	$	**160,592**
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	4,736	$	2,164
Distributed product payable		586		19,850
Due to related parties		115		-
Accrued liabilities		15,734		8,833
Lease liabilities, short-term		1,573		1,948
Accrued royalties payable to related parties		2,036		2,455
Notes payable		6,500		-
Deferred revenue, short-term		8,161		8,213
Income tax liabilities		181		507
Other current liabilities		168		235
Total current liabilities		**39,790**		**44,205**
Deferred revenue, long-term		683		5,587
Lease liabilities, long-term		3,892		4,925
Deferred tax liability		-		2
SAFE investments, net		4,565		3,000
Other non-current liabilities		996		957
Total liabilities		**49,926**		**58,676**
Commitments and contingencies (Note 19)				
Equity:				
Preferred units: aggregate liquidation preference of $43,796 thousand		43,811		43,811
Common units		22,590		21,895
Treasury units		(500)		(500)
Additional paid-in capital		7,802		5,111
Accumulated other comprehensive (loss) income		(1,450)		757
(Accumulated deficit) retained earnings		(17,987)		9,674
Members' equity		**54,266**		**80,748**
Noncontrolling interest		20,712		21,168
Total equity		**74,978**		**101,916**
Total liabilities and equity	$	**124,904**	$	**160,592**

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(in thousands, except units and per unit data)

For the years ended December 31,		2024		2023
Revenue	$	100,880	$	96,475
Cost of revenue		65,815		66,991
Gross profit		35,065		29,484
Operating expenses:				
Sales and marketing		6,141		8,036
General and administrative		29,731		25,120
Research and development		14,970		13,467
Impairment to goodwill		12,891		-
Total operating expenses		63,733		46,623
Loss from operations		(28,668)		(17,139)
Other income (expense)				
Interest income		333		940
Interest expense		(707)		(119)
Foreign exchange gain		115		1,506
Change in fair value of derivative		(945)		(421)
Gain on equity method investments		830		-
Gain on sale of stock warrants		-		6,012
Other non-operating income (expense), net		(1,172)		567
Total other income (expense), net		(1,546)		8,485
Loss before income taxes		(30,214)		(8,654)
Income tax benefit		2,205		1,707
Net loss	$	(28,009)	$	(6,947)
Net loss attributable to non-controlling interests		(456)		(27)
Net loss attributable to members		(27,553)		(6,920)
Other comprehensive income (loss):				
Foreign currency translation gain (loss)		(2,207)		212
Total comprehensive loss	$	(30,216)	$	(6,735)
Comprehensive loss attributable to non-controlling interests		(457)		(27)
Comprehensive loss attributable to members		(29,759)		(6,708)
Loss per Common Unit, basic	$	(6.19)	$	(1.58)
Loss per Common Unit, diluted	$	(6.19)	$	(1.58)
Weighted average shares outstanding - basic		4,453,780		4,392,718
Weighted average shares outstanding - diluted		4,453,780		4,392,718

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

For the years ended December 31,		2024		2023
Operating activities:				
Net loss	$	(28,009)	$	(6,947)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		7,676		13,552
Gain on FV remeasurement of pre-existing interest		-		(641)
Gain on warrants sale		-		(6,012)
Gain on equity method investments		(830)		-
Impairment to goodwill		12,891		-
Unrealized gain		(33)		(165)
Impairment to software development		2,128		-
Impairment to tv/film		625		-
Realized foreign currency exchange gains		(115)		-
Derivative loss on SAFE		945		-
Equity-based compensation		2,761		2,407
Deferred income taxes		(2,627)		(6,404)
Changes in operating assets and liabilities:				
Accounts receivable, net		7,143		(712)
Unbilled receivables		(229)		-
Distributed product receivable		212		28,920
Inventories, net		(206)		455
Prepaid expenses and other current assets		(2,441)		8,281
Software development costs, net		(5,923)		(7,529)
Web development costs, net		(413)		-
IP development costs, net		(1,519)		-
TV development costs, net		(6,424)		(5,647)
Contract costs to related parties		(335)		1,321
Accounts payable		2,572		95
Lease liabilities		(1,931)		(1,701)
Distributed product payable		(19,264)		(17,497)
Accrued liabilities		6,900		(1,367)
Income tax liabilities		(327)		(493)
Accrued royalties payable to related parties		(419)		(618)
Deferred revenue		(4,951)		(5,262)
Other current and non-current liabilities		(34)		398
Net cash used in operating activities	$	(32,177)	$	(5,566)
Investing activities:				
Purchase of property and equipment		(474)		(752)
Purchase of intangible assets		(92)		(1,085)
Purchase of long-term investments		-		(3,212)
Proceeds from sale of warrants		-		21,927
Cash paid in business combinations, net of cash consideration received		-		(3,765)
Loan to officers and members		-		(6,523)
Return on investment		20		-
Net cash (used in) provided by investing activities	$	(546)	$	6,590
Financing activities:				
Proceeds from Regulation A		184		17,843
Proceeds from line of credit		6,500		-
Cash paid for offering costs		-		(1,624)
Redemption of common units		(108)		(2,604)
Proceeds from the issuance of warrants		485		-
Proceeds from SAFE investments		620		3,000
Taxes paid for cashless exercise of incentive interests		(44)		(47)
Net cash provided by financing activities	$	7,637	$	16,568
Effect of exchange rate changes on cash and cash equivalents		(2,091)		212
Net (decrease) increase in cash and cash equivalents		(27,177)		17,804
Cash and cash equivalents: beginning of year		44,275		26,471
Cash and cash equivalents: end of year	$	17,098	$	44,275

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Members' Equity
(in thousands except per unit data)

	Preferred units	Common units	Treasury units	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Members' equity	Non-controlling Interests	Total equity
Balance at January 01, 2024	**43,811**	**21,895**	**(500)**	**5,111**	**9,674**	**757**	**80,748**	**21,168**	**101,916**
Issuance	-	184	-	-	-	-	184	-	184
Redemption	-	-	-	-	(108)	-	(108)	-	(108)
Units issued for warrants	-	485	-	-	-	-	485	-	485
Exercise of incentive interest	-	26	-	(70)	-	-	(44)	-	(44)
Equity-based compensation	-	-	-	2,761	-	-	2,761	-	2,761
Foreign currency translation	-	-	-	-	-	(2,207)	(2,207)	-	(2,207)
Net loss	-	-	-	-	(27,553)	-	(27,553)	(456)	(28,009)
Balance at December 31, 2024	**43,811**	**22,590**	**(500)**	**7,802**	**(17,987)**	**(1,450)**	**54,266**	**20,712**	**74,978**

	Preferred units	Common units	Treasury units	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Members' equity	Non-controlling Interests	Total equity
Balance at January 01, 2023	**43,807**	**1,012**	**-**	**2,783**	**19,198**	**545**	**67,345**	**640**	**67,985**
Issuance	-	16,219	-	-	-	-	16,219	-	16,219
Redemption	-	-	-	-	(2,604)	-	(2,604)	-	(2,604)
Vesting of warrants	4	-	-	-	-	-	4	-	4
Acquisition of non-controlling interest	-	3,700	-	32	-	-	3,732	20,555	24,287
Units issued for purchase of equity method investment	-	900	-	-	-	-	900	-	900
Exercise of incentive interest	-	64	-	(111)	-	-	(47)	-	(47)
Repurchase	-	-	(500)	-	-	-	(500)	-	(500)
Equity-based compensation	-	-	-	2,407	-	-	2,407	-	2,407
Foreign currency translation	-	-	-	-	-	212	212	-	212
Net loss	-	-	-	-	(6,920)	-	(6,920)	(27)	(6,947)
Balance at December 31, 2023	**43,811**	**21,895**	**(500)**	**5,111**	**9,674**	**757**	**80,748**	**21,168**	**101,916**

See accompanying Notes

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

1. Organization and nature of business

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the "Company"), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

2. Summary of significant accounting policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Anime Productions LLC , Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5th Planet Games A/S, 5th Planet Games Development ApS, 5th Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries listed in Item 1. (Sagafilm). The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

In the year ended December 31, 2024, the Company dissolved the wholly owned subsidiary Skybound Stories, Inc.

Collectively, all the companies above are referred to as the "Company" throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. The Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees' operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity's economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 18). The Company does not consolidate B&C and Spicy, as it does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have the obligation to absorb losses or rights to receive benefits. As of December 31, 2024, the Company's maximum exposure to loss from its involvement with these VIEs is limited to the outstanding amounts guaranteed under these loan agreements, totaling $2,686 thousand.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to conform to the current year's presentation.

Recently Adopted Accounting Standards:

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose additional information about significant segment expenses and other segment items on both an interim and annual basis. The guidance also clarifies that public entities with a single reportable segment are subject to the same disclosure and reconciliation requirements under ASC 280, *Segment Reporting* (ASC 280) on both an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. Adoption of this standard resulted in enhanced segment disclosures, as described in Segment and Geographic Information (Note 21) to the consolidated financial statements.

Recently Issued Accounting Standards:

In December 2023, the FASB issued ASU 2023-08, *Accounting for and Disclosure of Crypto Assets* (Subtopic 350-60), which requires certain crypto assets to be measured at fair value with changes recognized in net loss. The guidance also requires separate presentations and enhanced disclosures. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted.

The Company is currently evaluating the impact of this guidance and has not yet adopted the standard.

Noncontrolling Interests: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of ASC 810, *Consolidation* (ASC 810), which requires that noncontrolling interests be reported as a separate component of equity and that net loss attributable to the noncontrolling interests and net loss attributable to the members of the Company be presented separately on the consolidated statements of comprehensive loss.

Operating Segments: The Company operates as one operating segment. Revenues are primarily derived from developing and commercializing intellectual property. See Note 21, Segment and Geographic Information, in the accompanying notes to our consolidated financial statements for further detail.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (ASC 606). ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1. Identify the Contract(s) with a Customer
2. Identify the Performance Obligations in the Contract
3. Determine the Transaction Price
4. Allocate the Transaction Price to the Performance Obligations in the Contract
5. Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

The Company generates revenue from the following sources:

Product Sales: The sales of physical and digital products are earned by the Company based on a predetermined sales price. The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company's IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

Production and marketing services: Services revenues are fixed and determinable and earned by the Company based on a predetermined contractual amount. The service is delivered to customers throughout the production schedule in exchange for a stated rate, and revenue is recognized over time based on the percentage of completion, measured by actual costs incurred. After production is completed, the Company does not have remaining performance obligations related to producing services.

Contract assets are recorded when revenue has been earned for satisfied performance obligations, but the related invoice has not yet been issued. These amounts are classified as 'unbilled receivables' on the consolidated balance sheets. Contract liabilities arise when the Company receives payment or has an unconditional right to receive payment before transferring goods or services. These amounts are presented as 'Deferred revenue' and are recognized as revenue when the related performance obligations are satisfied. Contract assets and liabilities are assessed on a contract-by-contract basis and reclassified when billing occurs, or obligations are fulfilled.

Payment for product sales is typically due upon delivery or shortly thereafter (net 30 terms). Licensing agreements generally require upfront payments or milestone-based payments with no significant financing component. Production services are billed based on contractual milestones and are due upon invoice, with standard payment terms (net 30). No material financing components are embedded in contracts. The Company does not provide warranties or other post-sale service obligations in connection with its products or services. Accordingly, no warranty liabilities have been recognized.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Loans Receivable and Allowance for Credit Losses: Accounts receivable is stated at amounts due from customers, net of an allowance for expected credit losses. The Company generally does not require collateral. Allowance for credit risk for accounts receivables is established based on various factors including credit profiles of our customers, historical payments and current economic trends. We review the allowance for accounts receivables by assessing individual accounts receivable over a specific age and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect the collectability. Accounts receivables are written-off on a case-by-case basis, net of any amounts that may be collected. If our estimate of uncollectible accounts is too low, credit loss expense may increase in future periods, and if it is too high, credit loss expense may decrease in future periods.

The Company's top five customers account for the substantial majority of accounts receivable and are considered to present minimal credit risk. One customer, which accounts for approximately 95% of the Company's production activities, has an established history of timely payments. Other key counterparties operate under structured arrangements or act as intermediaries with consistent remittance histories. Receivables from smaller, independent retailers represent less than 1% of total revenue, and any potential defaults in this segment are not expected to have a material impact on the consolidated financial statements. For loans due from related parties, the Company assessed collectability evaluating each borrower's creditworthiness, including consideration of common interest appreciation rights (CIARS) and current income levels. Based on this analysis, no allowance was deemed necessary. The Company will continue to monitor both customer-specific and macroeconomic factors and will adjust its estimate of expected credit losses if conditions materially change.

Loans receivables are stated at outstanding principal amounts, net of an allowance for expected credit losses. The allowance is based on management's evaluation of the borrower's financial condition, repayment history, the nature of the relationship, and other relevant factors. These loans are reviewed individually due to their unique terms and relationships. Expected credit losses are recognized based on historical experience, current conditions, and forecasts affecting collectability.

Interest income on loans and trade receivables is recognized based on the stated interest rate and terms of the individual agreements. Fees and direct costs associated with originating loans are evaluated individually and, when significant, are deferred and amortized over the life of the loan as an adjustment to interest income. Insignificant amounts may be recognized as incurred.

Distributed Product Receivable: The Company's Distributed Products Receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 20). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable. The Company has no right of offset as the Company's receivables and its developer/publisher payable are not with the same party.

Financial Instruments and Concentrations of Business and Credit Risk: Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company's accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentration. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for credit losses when these receivables become uncollectible. As of December 31, 2024, the Company had two customers that accounted for more than 10% of the Company's receivable balances. As of December 31, 2023, no customer accounted for more than 10% of the Company's receivable balances. The loss of any customer would not have a significant impact on the Company's operations.

Inventories: Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates weighted average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on property and equipment is recognized on a straight-line basis.

Property and equipment	**Useful lives**
Leasehold improvements	Lesser of lease life or asset life
Furniture, equipment and vehicles	Three to fifteen years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation applicable to retired assets are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of comprehensive loss for that period.

Impairment of Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC Subtopic 360-10-35, *Property, Plant, and Equipment – Overall – Subsequent Measurement* (ASC 360). In accordance with ASC 360, the Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, *Intangibles-Goodwill and Other* (ASC 350). Goodwill is tested at least annually, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill. For the years ended December 31, 2024, and December 31, 2023, impairment losses of $12,891 thousand and $0, were recognized, respectively.

Software Development Costs: Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, capitalization may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to achieving technological feasibility, we expense the amounts as part of research and development costs. Capitalized costs for products that have been released are cancelled or expected to be abandoned are charged to cost of revenue. If a software project is cancelled or determined to be no longer commercially viable before it reaches general release, the related capitalized costs are expensed immediately as a loss on investment. Management classifies software costs as current based on the determination that those costs will be realized within 12 months from the consolidated balance sheets date. For the years ended December 31, 2024 and 2023, the Company recognized software impairment charges of $2,128 thousand and $3,234 thousand, respectively.

Capitalized software development costs are stated at amortized cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue or expected life, whichever is greater. Our software development costs are generally amortized in full within 36 months.

Film and TV Costs: Film and Television costs include all direct costs incurred in the creation and production of content, including costs related to story, development, pre-production, production, and post-production. In accordance with ASC 926, *Entertainment-Films* (ASC 926) costs are capitalized when the project is determined to have probable future economic benefit. Capitalized costs are amortized using the individual-film-forecast method (Ultimate method), whereby each title is amortized in proportion to the ratio of current period actual revenues to estimated ultimate revenues. Estimated ultimate revenues are reassessed quarterly or as changes in market conditions or performance trends warrant. Amortization begins when a project is released, and revenue is first recognized. Projects are evaluated for impairment at the individual-film level when indicators suggest the carrying amount is not recoverable from expected future cash flows. For the years ended December 31, 2024 and 2023, the Company recognized film and tv impairment charges of $625 thousand and $0, respectively.

IP Development Costs: The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license not to exceed 10 years.

Equity-Method Investments: Investments that we do not consolidate but in which we have significant influence over the operating and financial policies of the investee are classified as equity method investments and are accounted for using the equity method of accounting. In applying the equity method of accounting, investments are initially recorded at cost and are subsequently adjusted based on our proportionate share of net loss or loss of the investee, net of any distributions received from the investee.

Investments, at cost: In accordance with ASC 321-10, *Investments – Equity Securities* (ASC 321), investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive loss.

Derivative Instruments: The Company accounts for free-standing derivative instruments in accordance with ASC 815, *Derivatives and Hedging* (ASC 815), which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheets at fair value. All derivative financial instruments are recorded in the consolidated balance sheets at fair value with any change in fair value recorded in the consolidated statements of comprehensive loss in the period of change.

Fair-Value of Financial instruments: The Company accounts for fair value measurements in accordance with ASC 820, *Fair Value Measurement* (ASC 820). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The Company's financial instruments measured at fair value on a recurring basis as of December 31, 2024, and 2023 are summarized below:

(in thousands)

As of December 31,	Fair value level		2024		2023
SAFE Investments (Note 14)	Level 3	$	4,565	$	3,000

These valuations require significant judgment. The Company's financial instruments measured at fair value on a recurring basis include Simple Agreements for Future Equity (SAFEs), which are classified as Level 3 due to significant unobservable inputs used in their valuation.

The fair value of the Company's SAFE instruments is sensitive to changes in key unobservable inputs such as conversion probability and discount rates. If these assumptions were to change materially, it could significantly impact the fair value conclusions. There were no changes in the valuation techniques used to determine the fair value of Level 3 instruments during the years ended December 31, 2024, and 2023.

Deferred Issuance Costs: Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method, over the term of the related financing. The Company complies with the requirements of ASC 340, *Other Assets and Deferred Costs* (ASC 340), with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Financial Instruments: The Company evaluates financial instruments issued for potential classification under ASC 480, *Distinguishing Liabilities from Equity* (ASC 480).

SAFE Instruments: The Company issued SAFEs that are classified as liability instruments under ASC 815. These instruments are measured at fair value at issuance and at each subsequent reporting period, with changes in fair value recognized in the consolidated statements of comprehensive loss. In April 2024, the Company also issued Crowd SAFE instruments in connection with a Regulation CF offering. These instruments are accounted for similarly to other SAFE liabilities and are measured at fair value. Cash Flows Proceeds from SAFEs are classified as financing activities in the consolidated statement of cash flows. Changes in the fair value of SAFEs are included in non-operating other income (expense) activities**.**

Leases: In February 2016, the FASB issued ASU No. 2016-02 (ASC 842), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements as assets and liabilities on the consolidated balance sheets. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Certain leases contain options to extend the lease term. The Company evaluates these options and includes them in the lease term only when it is reasonably certain the options will be exercised. None of the Company's leases include residual value guarantees. The Company's lease agreements do not contain significant restrictions or covenants. Management applies judgment in determining lease classification and measuring lease liabilities, including assessing whether contracts contain a lease, identifying lease and non-lease components, and determining the appropriate discount rate based on the Company's incremental borrowing rate.

Advertising: Advertising costs are expensed as incurred and amounted to $816 thousand and $2,857 thousand for the years ended December 31, 2024, and 2023, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of comprehensive loss.

Selling Expenses: Selling expenses consist primarily of sales commissions and allocated personnel costs related to sales staff. These expenses are directly associated with efforts to generate revenue and promote the Company's products and services.

Equity Incentive Plan: During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or are based on the Company's financial performance. ASC 718, *Compensation – Stock Compensation* (ASC 718), requires that all equity-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the fair value of those awards on the grant date, as calculated using an option valuation model. The service period generally coincides with the vesting period. The Company issued 130,355 and 51,130 grants during the years ended December 31, 2024, and 2023, respectively.

Foreign Currency Matters: The functional currency of the Company is the United States Dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The financial statements of the Company's subsidiaries were translated to United States Dollars in accordance with ASC 830, *Foreign Currency Translation Matters* (ASC 830), using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of comprehensive loss.

Income Taxes: The Company's operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flow to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The Company's policy is to classify interest and penalties related to income tax matters, if incurred, as a component of income tax expense. No interest or penalties have been accrued for the years ending December 31, 2024 and 2023.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in ASC 740, *Income Taxes* (ASC 740) which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2024, and 2023.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes: Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes: The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs: All costs of delivery are included in Cost of revenue. Delivery costs were $3,355 thousand and $3,210 thousand for the years ended December 31, 2024, and 2023, respectively.

Goodwill: The Company may recognize goodwill on the acquisition date on an investment in which a controlling interest is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Business Combinations: The Company accounts for all transactions that represent business combinations using the acquisition method of accounting under ASC 805, *Business Combinations* (ASC 805). Per ASC 805, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date an entity obtains control of the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed, and the noncontrolling interests obtained, limited to one year from the acquisition date) are recorded when identified. Goodwill is determined as the excess of the fair value of the consideration exchanged in the acquisition over the fair value of the net assets acquired.

3. Accounts receivable, net

Accounts receivable, net consist of the following *(in thousands)*:

As of December 31,	2024		2023	
Accounts receivable	$	7,898	$	14,578
Allowance for credit losses		(775)		(24)
Accounts receivable, net	$	7,123	$	14,554

The following table summarizes the changes in the allowance for credit losses for accounts receivable *(in thousands)*:

Year ended December 31,	2024		2023	
Balance, beginning of period	$	24	$	-
Provision for expected credit losses		751		24
Recoveries		-		-
Write-offs		-		-
Balance, end of period	$	775	$	24

4. Inventories, net

Inventories, net consist of the following *(in thousands)*:

As of December 31,	2024		2023	
Finished goods	$	3,285	$	3,313
Work-in-progress		953		495
Inventory reserve		(606)		(382)
Total inventories, net	$	3,632	$	3,426

5. Capitalized Software, IP, and Production Development Costs

The following table summarizes the components of software development, IP development, web development, and TV capitalized production cost balances *(in thousands)*:

As of December 31, 2024	Average Life (in years)	Cost		Accumulated Amortization		Net Book Value	
Software development costs completed	1-3	$	7,959	$	(7,347)	$	612
Software development costs in process	n/a		7,718		-		7,718
TV production costs completed	up to 10		11,510		(6,911)		4,599
TV production costs in process	n/a		5,040		-		5,040
Website costs completed	up to 5		413		(99)		314
IP development costs in process	n/a		3,924		(1,262)		2,662
Total capitalized development and production costs		$	36,564	$	(15,619)	$	20,945

As of December 31, 2023	Average Life (in years)	Cost		Accumulated Amortization		Net Book Value	
Software development costs completed	1-3	$	7,899	$	(6,465)	$	1,434
Software development costs in process	n/a		4,082		-		4,082
TV production costs completed	up to 10		5,723		(2,787)		2,936
TV production costs in process	n/a		4,955		-		4,955
IP development costs in process	n/a		1,375		(215)		1,160
Total capitalized development and production costs		$	24,034	$	(9,467)	$	14,567

6. Property and equipment, net

Property and equipment, net consist of the following *(in thousands)*:

As of December 31,	2024		2023	
Leasehold improvements	$	73	$	72
Furniture and fixtures		283		283
Computers		1,426		948
Machinery and equipment		908		908
Studio equipment		365		345
Less: accumulated depreciation		(1,962)		(1,582)
Property and equipment, net	$	1,093	$	974

Depreciation expense related to property and equipment was $355 thousand and $366 thousand for the years ended December 31, 2024, and 2023, respectively, and is included in general and administrative expenses in the consolidated statements of comprehensive loss.

7. Goodwill

In accordance with ASC 350-20, the Company performed its annual goodwill impairment test as of December 31, 2024, for its international subsidiary, 5th Planet Games A/S (5PG). A triggering event was identified due to a 41.4% decline in 5PG's publicly traded share price. 5PG is listed on the Oslo Stock Exchange under the ticker symbol '5PG'. The Company used a market approach to estimate the fair value of the reporting unit, using a share price of NOK 1.19, 268,379,000 shares outstanding, and an exchange rate of 0.088, resulting in a market capitalization of $28.1 million.

The carrying value of the reporting unit was approximately $40.94 million. The carrying value exceeded the estimated fair value of $28.1 million, and accordingly, the Company recorded a goodwill impairment charge of $12.89 million in the fourth quarter of 2024.

The Company considers the impairment recorded to be conservative in light of broader declines in market capitalization across the European gaming sector. While the public markets have not yet reflected the expected value from upcoming IP-based game releases, the Company believes the long-term economic outlook of 5PG remains strong. Goodwill and long-lived assets will continue to be monitored for future indicators of impairment.

The Company conducted its annual goodwill and intangible asset impairment evaluation for Saga and determined that no triggering events or conditions indicated impairment as of December 31, 2024. Accordingly, no impairment was recorded.

The following table reflects the changes in carrying amounts of goodwill *(in thousands)*:

For the years ended December 31,	2024		2023	
Balance, beginning of year	$	38,741	$	-
Acquired		-		38,741
Impairment		(12,890)		-
Balance, end of year	$	25,851	$	38,741

8. Intangible assets, net

Intangible assets, net consist of the following *(in thousands)*:

As of December 31,		2024		2023
Cost:				
Cryptocurrency	$	881	$	506
Trademarks and tradenames		710		710
Titles library		1,435		1,325
Co-publishing rights		340		340
Total intangible assets, cost	$	**3,366**	$	**2,881**
Accumulated amortization and adjustments:				
Cryptocurrency	$	-	$	-
Trademarks and tradenames		(95)		(24)
Titles library		(280)		(224)
Co-publishing rights		(151)		(38)
Total intangible assets, accumulated amortization and adjustments	$	**(526)**	$	**(286)**
Intangible assets, net	$	**2,840**	$	**2,595**

The weighted-average remaining amortization period for intangible assets subject to amortization is 4.48 years as of December 31, 2024. The remaining periods by major intangible asset class are as follows:

Intangible Asset Class	Weighted-Average Remaining Amortization Period (Years)
Trademarks and tradenames	8.68
Titles library	4.83
Co-publishing rights	1.68

Cryptocurrency is not subject to amortization and is therefore excluded from the weighted-average amortization period calculation.

Amortization expense related to intangible assets was $642 thousand and $286 thousand for the years ended December 31, 2024, and 2023, respectively.

Costs to renew or extend recognized intangible assets are capitalized and amortized over the renewal or extended term.

Total amortization expense for intangible assets with finite lives as of December 31, 2024, will be as follows for the years ending *(in thousands)*:

December 31,		
2025	$	407
2026		333
2027		204
2028		194
2029		146
Thereafter		1,556
Total	$	**2,840**

9. Equity-method investments

Mega Cat Studios

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provides the Company with additional game development resources. As of December 31, 2024, and 2023, the Company, through Bumbio LLC, had 30.4% ownership in Mega Cat Studios Inc. The investment in Mega Cat Studios provides the Company with significant influence over operating and financial policies.

The Company recognized gains of $950 thousand for the year ended December 31, 2024, and losses of $18 thousand for the year ended December 31, 2023, resulting from the portion of net losses attributable to its ownership interest.

As of December 31, 2024, the Company's equity-method investment in Mega Cat Studios was carried at $6,297 thousand, which exceeded the Company's proportionate share of the investee's net assets of $2,432 thousand by approximately $3,865 thousand. This difference has not been allocated to specific assets or liabilities of the investee and therefore remains as part of the investment's carrying amount.

Scenario 42

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company. The Company recognized losses of $120 thousand for the year ended December 31, 2024, and no losses for the year ended December 31, 2023, resulting from the portion of net losses attributable to its ownership interest.

5th Planet Games

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games - A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provided an opportunity for the Company and 5th Planet Games to bring other games to market. The forward purchase agreement was accounted for as a derivative.

5th Planet Games was included as an equity-method investment up until September 2023, when the final tranche payment was made, leading to the Company acquiring control in September 2023. During the years ended December 31, 2023 the Company recorded losses of $39 thousand.

10. Derivative Investments

On May 8, 2017, the Company sold contract rights and IP assets to a private company for the total of $16.5 million and upon the earlier of (1) as of immediately prior to the consummation of a Liquidation Event or (2) May 8, 2022, the purchasing company would issue the Company a warrant to purchase 481,824 shares of the purchasing company's common stock at an exercise price of $0.01 per share. According to the agreement, the purchase price of $16.5 million was allocated as follows; $8,085 thousand to the contract rights with a remaining term of approximately two years recognized as royalty income and $8,415 thousand for purchase of IP rights recognized as other non-operating income.

The warrants did not specify any additional terms at date of grant in 2017. We determined the warrants had an uncertain date of issuance and an uncertain valuation. As a result, we deemed the value of the warrant to be indeterminable at the time, thus no value was assigned in May 2017. In May 2022, the warrant agreement was received by the Company, through Bumbio LLC. The warrant agreement provided for a cashless exercise provision which resulted in the warrant to be accounted for as a derivative at fair value under ASC 815. On December 31, 2022, the investment's estimated fair value was $15,915 thousand. In July of 2023, the Company sold all 481,824 shares for $21,927 thousand, resulting in a gain of $6,012 thousand.

11. Investments, at Cost

Enterprise Software Company Investment

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

Telltale Investment

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

Japanese Company Investment

In November 2022, the Company, through Skybound Japan K.K., invested $379 thousand to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

12. Accrued liabilities

Accrued liabilities consist of the following *(in thousands)*:

As of December 31,		2024		2023
Royalties and commissions	$	9,158	$	4,433
Software development		116		702
Compensation and related benefits		977		1,398
TV/film development		2,429		630
Professional fees		168		156
Price Protection Reserve		2,198		-
Distributed product payable		-		959
Other accrued expenses		402		325
Tax inspection		286		230
Total accrued liabilities	$	15,734	$	8,833

The balance in "compensation and related benefits" includes accruals for employee vacation and paid time off earned but not yet taken, in accordance with ASC 710-10, *Compensation-General-Overall* (ASC 710).

13. Leases

As of December 31, 2024, the Company has three recorded operating leases: one corporate office and two production offices. Our existing leases have remaining lease terms ranging from three to five years. Lease payments are fixed and subject to contractual annual increases of 2%; there are no variable lease payment terms.

Information related to our operating leases is as follows *(in thousands)*:

For the years ended December 31,	**2024**	**2023**
Operating lease costs: related party	$ 1,601	$ 1,492
Short term and other lease costs	22	18
Total lease costs	$ 1,623	$ 1,510

As of December 31,	**2024**	**2023**
Weighted-average remaining lease term in years	3.8	4.8
Weighted-average discount rate, %	8.8	8.8

The contractual future annual maturities of the Company's operating lease liabilities as of December 31, 2024, including anticipated lease extensions, are as follows *(in thousands)*:

For the years ended December 31:	
2025	$ 1,961
2026	1,997
2027	833
2028	850
2029	382
Thereafter	408
Total undiscounted future lease payments	**6,431**
Less: imputed interest	966
Less: current portion of operating lease liabilities	1,573
Long-term operating lease liabilities	**$ 3,892**

Supplemental cash flow information for the fiscal years ended December 31, 2024, and 2023, related to leases is as follows *(in thousands)*:

	2024	**2023**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ (1,852)	$ (1,935)
Non-cash additions to right-of-use assets and lease liabilities:		
Recognition of right-of-use assets for operating leases	$ -	$ 1,314

14. Debt

On September 25, 2020, the Company entered into a credit agreement for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annuum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand (subject to lender approval), which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2024, and 2023 was 7.25% and 8.25%, respectively. No interest or commitment fees are charged on the unused balance. The lender may terminate unused commitments in the event of covenant violations or material adverse changes. The agreement is secured by substantially all of the Company's negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The collateral securing the agreement includes all of the Company's and its direct and indirect wholly-owned subsidiaries' personal property, tangible property and intangible property (including, but not limited to, intellectual property), whether now owned, presently existing or later acquired or created. The outstanding balance on the line was $6,500 thousand and $0 as of December 31, 2024, and 2023, respectively. As of December 31, 2024, the Company was in violation of certain financial covenants under its revolving credit agreement. A waiver of these covenants was received subsequent to year-end, but prior to the issuance of the consolidated financial statements. In accordance with ASC 470, *Debt* (ASC 470) the outstanding balance of $6,500 thousand under the revolving line of credit is classified as a current liability.

Future Maturities of Long-Term Borrowings:

(in thousands)

Year		Amount
2025	$	-
2026*		6,500
2027**		-
Thereafter	$	-

*Represents the maturity of the Company's amended and restated revolving line of credit with East West Bank

**Represents the contingent backstop note, which becomes due six months after the maturity of the revolving line of credit (see Note 15).

As of December 31, 2024, unamortized debt issuance costs related to the Company's revolving credit facility and backstop arrangements totaled $78 thousand. These costs are presented as a direct deduction from the carrying amount of the related debt. As of December 31, 2024, the gross principal amount of the credit facility was $6,500 thousand, and the net carrying amount after issuance costs was $6,446 thousand. Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method, over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $225 thousand and $50 thousand for the years ended December 31, 2024, and December 31, 2023, respectively.

On June 12, 2023, the Company issued a SAFE in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company upon the occurrence of a bona fide equity financing in which the Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

The Company has determined that the SAFE meets the definition of a derivative instrument under ASC 815-10 due to its settlement features. The instrument does not qualify for equity classification under ASC 815-40 due to the potential for variable settlement that is not solely indexed to the Company's equity. The Company recorded the SAFE at an initial fair value of $3,000 thousand on June 12, 2023. As of December 31, 2023, the fair value of the SAFE was $3,000 thousand.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the "CF Offering") through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. The Company issued $701 thousand of Crowd SAFE securities and, after paying $41 thousand cash commission and $40 thousand in other issuance costs, received net cash proceeds of $620 thousand. If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

The Crowd SAFEs are substantively similar in structure to the 2023 SAFE and are classified as derivative liabilities under ASC 815-10. As of December 31, 2024, the combined fair value of the Company's SAFE and Crowd SAFE instruments is $4,565 thousand compared to $3,000 thousand as of December 31, 2023, which included a total change in fair value of the SAFE of $945 thousand recognized during 2024.

The Company did not transfer any instruments between fair value levels during the year. The Company did not have any other derivative instruments or hedging activities during the reporting period. SAFE instruments are categorized as Level 3 financial liabilities under the fair value hierarchy, due to the use of unobservable inputs in their valuation.

The fair value of the SAFE and Crowd SAFEs was determined using a probability-weighted expected return method (PWERM) under a hybrid income and market approach, which incorporated multiple potential exit scenarios, including an IPO, acquisition, and a continued private holding.

Key assumptions as of December 31, 2024, included (*in thousands*):

Liability	Fair Value	Valuation Technique	Unobservable inputs	Low	High	Weighted Average
SAFE	$ 4,565	Probability-weighted expected return method	Cost of equity	13%	15%	
			Expected term	0 yrs	4.8 yrs	2.4 yrs
			Probability of exit scenario	5%	40%	
			Expected equity values	$ 251,789	$ 1,654,000	$ 965,261

The enterprise value weighted average was determined by assigning expected equity values under each exit scenario, weighting them based on probability and their present value contribution to the total modeled fair value. Inputs were benchmarked and calibrated to recent transactions, including the Company's April 2025 Regulation CF offering and contemporaneous Regulation A equity issuances.

The fair value measurement is sensitive to changes in unobservable inputs. Significant increases or decreases in any of these inputs may result in significantly higher or lower fair value measurements. These inputs are inherently subjective and based on management's best estimates of future outcomes. Actual results may differ materially.

The discount for lack of marketability was derived from empirical studies (e.g., Finnerty and Stout), reflecting a 20% reduction in value for non-transferability and lack of liquidity prior to a conversion event. The valuation was developed with the assistance of a third-party valuation specialist and reviewed by Company management.

The SAFE and Crowd SAFE instruments are measured at fair value on a recurring basis at each reporting period. The following table summarizes the changes in fair value of Level 3 instruments for the year ended December 31, 2024:

(in thousands)

As of December 31,	2024
Beginning Balance	$ 3,000
Change in fair value	945
CF Raise	701
CF Raise issuance costs	(81)
Ending Balance	$ 4,565

As of December 31,		2023
Beginning Balance	$	-
Issuance of SAFE		3,000
Change in fair value		-
Ending Balance	$	3,000

15. Backstop arrangement

On September 25, 2020, the Company entered into an agreement with one of its members to advance up to $5,000 thousand to East West Bank, the lender on the Company's revolving line of credit (Original Backstop Note). The Backstop Note accrued interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note were able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Unit price. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, which was subordinated to the rights of East West Bank in the same collateral.

In addition to the convertible note and as part of the backstop arrangement, the Company issued 8,620 warrants to purchase Common Units in the Company for an exercise price of $0.28. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

The backstop arrangement was terminated upon the amended and restated credit agreement with East West Bank.

On November 18, 2024, the Company entered into a new agreement with one of its members to advance up to $5,000 thousand to East West Bank (New Backstop Note) on substantially the same terms and conditions as the Original Backstop Note. The New Backstop Note accrues interest at 7% per annum and, unless converted to equity, will be due at the six-month anniversary of the line of credit or February 3, 2027. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the New Backstop Note. Any borrowings and any unpaid interest on the New Backstop Note are able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Unit price. The agreement is secured by substantially all the Company's negotiable collateral and intellectual property collateral, which is subordinated to the rights of East West Bank in the same collateral.

In addition to the New Backstop Note and as part of the backstop arrangement, the Company issued 6,889 warrants to purchase Common Units in the Company for an aggregate exercise price of $10. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $482 thousand, as determined using a market approach valuation. The outstanding principal and accrued but unpaid interest, if any, under the New Backstop Note is convertible into Company equity at the noteholder's election as follows: (i) at any time the Company consummates an equity financing; or (ii) at any time following the maturity date of the note.

The deferred issuance cost is amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

16. Equity

The Company is authorized to issue multiple classes of equity, including Common Units, Series A Preferred Units, Series B Preferred Units, and Incentive Plan Units (collectively, "Units"). All Units are classified as equity interests and are not subject to mandatory redemption provisions.

As of December 31, 2024, the following equity interests were issued and outstanding:

Class of Units	Units Issued and Outstanding
Common Units	4,435,982
Series A Preferred Units	401,020
Series B Preferred Units	356,540
Incentive Plan Units	8,375

Preferred Units activity during the reporting periods was as follows:

For the years ended December 31,	2024	2023
At the beginning of the year	766,685	764,385
Issuance	-	-
Redemption	-	-
Vesting of warrants	-	2,300
At the end of the year	766,685	766,685

Series A Units: During 2019 and 2020, the Company issued a total of 401,020 Series A Preferred Units at a value of $57.97 per unit, resulting in an aggregate liquidation preference of approximately $23.0 million. The Series A Preferred Units carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference. The total return on Series A Preferred Units is capped at 2x the original issue price. Holders of Series A Preferred Units also have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series A Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least two-thirds of the Series A Preferred Units or (ii) an initial public offering by the Company. The Series A Preferred Units and the Series B Preferred Units, voting together as a single class, carry certain protective voting rights for significant transactions or actions, including, but not limited to, approvals required for any merger, consolidation or majority sale of the Company, changes to the Company's primary line of business, authorization or creation of any new class or series of securities having rights, preferences or privileges senior to the Series A Preferred Units or the Series B Preferred Units, incurrence of debt exceeding 25% of the Company's most recent trailing twelve months' revenue (on a consolidated basis), equity redemptions, and distributions on any equity interests. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2024.

Series B Units: During 2021 and 2022, the Company issued a total of 356,540 Series B Preferred Units at a value of $58.06 per unit, resulting in an aggregate liquidation preference of approximately $20.7 million. The Series B Preferred Units have similar liquidation, dividend, and conversion to the Series A Preferred Units. In addition to the above-described protective voting rights that the Series B Preferred Units have with the Series A Preferred Units, voting together a single class, the Series B Preferred Units also have additional protective voting rights, including, but not limited to, any amendment or waiver of any of the rights of the Series B Preferred Units, issuance of additional Series B Preferred Units, and any deemed liquidation event of the Company with an implied enterprise value of less than $600 million. Similar to the Series A Preferred Units, the Series B Preferred Units also carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference, with a 2x total return cap. Holders of Series B Preferred Units have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series B Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least a majority of the Series B Preferred Units or (ii) an initial public offering by the Company. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2024.

Conversion Features of Preferred Units: The Company's Series A Preferred Units and Series B Preferred Units are convertible into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. A holder of Series A Preferred Units or Series B Preferred Units may elect to convert to Common Units at any time and are subject to mandatory conversion upon the occurrence of specific events, including (i) a qualified initial public offering or (ii) the written consent of the requisite holders of the respective series. No conversions occurred during the year ended December 31, 2024. The conversion rate is based on the original issue price divided by the applicable conversion price and is subject to adjustment for standard anti-dilution provisions in the event of equity splits or combinations, reorganizations or reclassifications, or dilutive issuances. No changes in circumstances occurred during the year ended December 31, 2024, that would adjust the conversion rate or trigger the mandatory conversion, and no holder of Preferred Units elected to convert to Common Units during the period.

Earnings Per Unit Considerations: The potential Common Units issuable upon conversion of the Series A Preferred Units and Series B Preferred Units are not included in the calculation of diluted earnings per unit for the year ended December 31, 2024, because the mandatory conversion contingencies had not been met and no voluntary conversion election has been made as of the reporting date. In accordance with ASC 260, *Earnings per Share* (ASC 260) these units are excluded from diluted EPS unless and until the conversion becomes probable or the contingent event occurs.

Common Units activity during the reporting periods was as follows:

For the years ended December 31,	2024	2023
At the beginning of the year	4,451,530	4,252,230
Regulation A	-	178,435
SEEDRS raise	2,170	-
Acquisition of noncontrolling interest	-	37,000
Units issued for purchase of equity method investment	-	9,000
Common warrants issued	6,939	-
Redemption	(1,083)	(26,040)
Exercise of incentive interest options	360	905
At the end of the year	**4,459,916**	**4,451,530**

Common Units: Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference of the Preferred Units has been met, Common Units will receive distribution pro-rata with all Units according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. During the year ended December 31, 2024, the Company issued 2,170 Common Units. The Company redeemed 1,083 and 26,040 Common Units in 2024 and 2023, respectively. There are no call provisions, sinking fund requirements, or conversion rights associated with Common Units. Holders of Common Units have voting rights on all matters submitted to the members in accordance with their ownership interests, unless otherwise specified in the Company's operating agreement. All unit redemptions during 2024 and 2023 were conducted at values consistent with the most recent independent valuation or recent transaction prices. There were no repurchases at amounts that significantly exceeded estimated fair value. Accordingly, no portion of the redemption payments has been allocated to non-equity elements. In accordance with ASC 505-30, *Equity-Treasury Stock* (ASC 505) and ASC 505-30-45-2, the redemption amounts were accounted for as a reduction to members' equity, with no portion reclassified as a dividend or compensation expense. The Company does not maintain treasury units. All redemptions resulted in the full cancellation and retirement of the respective units.

Incentive Plan Units: Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. For the fiscal years concluding on December 31, 2024, and 2023 the Company reported that Incentive Plan Units were exercised in the amounts of 360 and 905 units, respectively. The Incentive Plan Units are subject to standard anti-dilution adjustments, and do not contain any provisions for contingent repricing or conversion terms outside of the standard equity incentive plan terms.

Warrants: In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand. The warrants vest over four years in the following manner: 2,300 units at December 13, 2020; 2,260 units at December 13, 2021; 2,265 units at December 13, 2022; and 2,300 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members' equity upon issuance as the warrants will be settled with Series A Preferred Units.

In September 2020, the Company issued 8,620 warrants to purchase Common Units. The warrants have an exercise price per Unit of $0.28 and an aggregate exercise price of $2 thousand. In November 2024, the Company issued 6,889 warrants to purchase Common Units, with an aggregate exercise price of $10, and 50 warrants to purchase Common Units, with an exercise price per Unit of $0.01. The warrants were fully vested on the date of grant. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $350, recorded in members' equity upon issuance as the warrants will be settled with Common Units. The Company recorded warrants vesting expenses of $486 thousand and $0 for the years ended December 31, 2024 and 2023, respectively. There were no changes to the exercise price of any outstanding warrants during the reporting periods other than those resulting from standard anti-dilution provisions.

Acquisition on Noncontrolling Interests: On July 19, 2023, and November 30, 2023, the Company increased its interest in Skybound Stories, Inc., through Skybound Interactive, LLC, from 64.46% to 88.03% and from 88.03% to 100%, respectively. The Company dissolved Skybound Stories, Inc. on December 31, 2024.

Units split: On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit, and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Conversion Price Adjustments: The Company's Preferred Units, Incentive Units, and warrants contain standard weighted-average anti-dilution provisions. There are no provisions that allow for discretionary or contingent repricing or conversion outside of standard anti-dilution mechanisms. The Company did not recognize any down-round features triggered during the reporting periods, and therefore no disclosures were required under ASC 260-10-25-1 or ASC 505-10-50-3A.

The Company's Series A Preferred Units and Series B Preferred Units contain discretionary conversion features and contingent conversion features that may be triggered upon an initial public offering or, in the case of Series A Preferred Units, with the written consent of holders of at least two-thirds of the Series A Preferred Units, and for Series B Preferred Units, with the written consent of holders of a majority of Series B Preferred Units. No events or changes in circumstances occurred during the years ended December 31, 2024, or 2023 that would cause the conversion contingencies to be met. The Company did not declare any dividends or make any distributions on its Preferred Units or Common Units for the years ended December 31, 2024, or 2023.

Regulation A Offering: On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sale of its Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,844 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,844 thousand. The Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,220 thousand.

Seedrs Offering: On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Company paid £22 thousand in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand as of December 31, 2024.

SAFE and Crowd SAFE: As of December 31, 2024, the Company has issued SAFE and Crowd SAFE instruments totaling $4,565 thousand. These instruments are not included in members' equity and are classified as liabilities (see Note 14).

Non-Controlling Interest Holders: In January 2024, 5th Planet Games recorded the exercise of 300 warrants. The exercise resulted in an increase in equity attributable to non-controlling interests.

Operating Agreement Provisions: As provided in the Company's Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended (the "Operating Agreement") and in accordance with the Delaware Limited Liability Company Act, the Members are not personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, except as required by applicable law. Upon dissolution, Members are entitled to receive a distribution of liquidation proceeds solely from the Company's remaining assets in the order of priority set forth in the Operating Agreement, and no Member is obligated to contribute additional capital or restore any deficit in their capital account. The Operating Agreement further provides that the Company will indemnify Members, Managers, and their respective affiliates to the fullest extent permitted under applicable law for liabilities arising out of the business or operations of the Company (excluding liabilities to any Member), other than liabilities resulting from fraud, willful misconduct, or bad faith. The Company is the indemnitor of first resort and may maintain insurance coverage to support such indemnification obligations.

17. Equity-based compensation

The Company maintains a 2019 Equity Incentive Plan (as amended and restated as of December 1, 2022, the "Plan"), under which it may grant awards, including "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and other options to purchase Incentive Plan Units (i.e., non-qualified stock options), to employees, directors, and consultants, which award grants are convertible into Incentive Plan Units. The Plan is administered by David Alpert and Jon Goldman, acting together and in their capacities as appointed officers of the Company, which have the authority to determine award types, terms, and vesting conditions. Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

The Company has reserved 496,500 Incentive Plan Units for issuance under the Plan. In 2023, the Company entered into agreements to issue 51,130 options under the Plan. In 2023, 2,690 of those options were exercised through a cashless transaction, resulting in 905 Incentive Plan Units being issued. In 2024, the Company entered into agreements to issue 130,355 options under the Plan. In 2024, 1,080 of those options were exercised through a cashless transaction, resulting in 360 Incentive Plan Units being issued.

The Plan authorizes the use of both incentive stock options and non-qualified stock options. The incentive interests are subject to vesting over time or based on the Company's financial performance. ASC 718, requires that all share-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the grant date fair value of incentive interests. The requisite service period is generally the period over which Unit-based awards vest, which may vary depending on the specific terms of each grant. As of December 31, 2024, 124,648 Incentive Plan Units were available for grant under the Plan.

Valuation of Awards

The Company estimates the fair value of option awards on the date of grant using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions including the expected term of the award, expected volatility, risk-free rate of return, dividend yield and the current unit price of the underlying equity. Because the Company is a private entity, expected volatility was based on the historical volatilities of publicly traded peer companies. The expected term was calculated using the simplified method (midpoint between vesting and contractual expiration), as allowed under ASC 718 for nonpublic entities.

The Company has elected to apply the practical expedient under ASC 718-10-30-20F and 718-10-30-20G, which permits nonpublic entities to determine the current price of their underlying equity using a reasonable valuation performed in accordance with Section 409A of the Internal Revenue Code. The current unit price used in the option valuation was based on the most recent independent third-party 409A valuation report.

Key assumptions used in determining the fair value of options granted during the year ended December 31, 2024 were as follows:

Assumptions for Equity-Based Compensation	2024	2023
Risk-free interest rate	4.1%-4.5%	3.8%-4.7%
Expected life (in years)	5.43-7.98	6.1-7.1
Dividend yield	-	-
Expected volatility	59%-206%	64.9%-70.3%

The Company recorded the total equity-based compensation expense as follows *(in thousands)*:

For the years ended December 31,		2024		2023
Research and development	$	464	$	326
Sales and marketing		484		326
General and administrative		842		642
Total	$	1,790	$	1,294

As of December 31, 2024, the unamortized expense related to outstanding equity-based compensation was $5,741 thousand, with a weighted average remaining recognition period of approximately 3.77 years. No restricted units vested during the period.

No compensation cost related to Unit-based payment arrangements was capitalized as part of the cost of an asset during the years ended December 31, 2024, and 2023.

The following is a roll forward of the outstanding options:

(in thousands except per unit data)

Options outstanding	Number of Units	Weighted-Average exercise price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic value
Outstanding at December 31, 2022	223,440	$ 29.03		
Granted	51,130	63.44		
Exercised	(2,690)	29.03		
Expired / forfeited	(6,695)	29.03		
Outstanding at December 31, 2023	265,185	$ 29.03		
Granted	130,355	70.00		
Exercised	(1,080)	29.03		
Expired / forfeited	(54,838)	46.37		
Outstanding at December 31, 2024	339,622	$ 48.06	8.2	$ 7,450
Vested and expected to vest as of December 31, 2024	263,686	$ 45.07	8.1	6,574
Exercisable as of December 31, 2024	85,500	$ 34.48	7.4	$ 3,037

Weighted-Average Grant-Date Fair Value

The weighted-average grant-date fair value of options granted was estimated using the Black-Scholes option pricing model, based on assumptions including expected volatility, expected term, risk-free interest rate, and dividend yield as disclosed above.

Intrinsic Value of Options Exercised

The intrinsic value of options exercised is calculated as the difference between the fair market value of the underlying units at the time of exercise and the exercise price.

Fair Value of Options Vested

The fair value of options vested represents the portion of previously granted awards for which vesting occurred during the period.

Current Unit Price

On each grant date, the fair value of the Company's Common Units was determined using market-based valuation techniques that were produced through a 409A valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Company's Common Units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its units.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

During the year ended December 31, 2024, no cash was received from the exercise of options, as all exercises were settled through cashless transactions. No income tax benefits were recognized from these exercises. The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2024. Upon exercise of stock options, the Company issues Incentive Plan Units from its authorized but unissued equity pool under the 2019 Equity Incentive Plan. The Company does not currently use treasury units to settle option exercises.

Settlement Method

All options are settled in Incentive Plan Units upon exercise. There are no provisions for cash settlement of awards granted under the Plan.

The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2024.

Award Modifications

There were no modifications to outstanding equity awards during the year ended December 31, 2024, or 2023.

During the years ended December 31, 2024, and 2023, no cash was received from the exercise of options, as all exercises were settled through cashless transactions. The total intrinsic value of options exercised for the years ended December 2024, and 2023, was $44 thousand and $110 thousand, respectively. The total fair value of Units vested during the years ended December 31, 2024, and 2023, was $1,284 thousand and $860 thousand, respectively.

18. Related party transactions

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2024, and 2023 amounted to $17,984 thousand and $18,567 thousand, respectively. As of December 31, 2024, B&C had a right-of-use asset balance of $2,056 thousand. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2024 and 2023 were $94 thousand and $93 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. There was no rent or operating payable to B&C as of December 31, 2024, and 2023, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2024, and 2023, B&C had a balance due of $486 thousand in both years for building improvements recorded in Due from Related Parties on the consolidated balance sheets.

In July 2021, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2024, and 2023, amounted to $8,626 thousand and $8,811 thousand, respectively. As of December 31, 2024, Spicy had a right-of-use asset balance of $2,067 thousand. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2024 and 2023 were $49 thousand and $47 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due Spicy totaled $0 thousand and $91 thousand as of December 31, 2024, and 2023, respectively.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. For both years ending December 31, 2024, and 2023 Spicy owed the Company $0 for building improvements.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $5,443 thousand and $5,556 thousand was incurred for the years ended December 31, 2024, and 2023, respectively. Accrued royalties and commissions to the related party were $2,036 thousand and $2,455 thousand as of December 31, 2024, and December 31, 2023, respectively.

The Company paid management service fees of $200 thousand and $120 thousand for the years ended December 31, 2024, and 2023, respectively, to Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert).

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. The Company calculates interest rate at 2.05% per annum. The loan is due and payable on demand of the Company. The Company earned interest income in the amount of $5 thousand and $5 thousand for the years ended December 31, 2024, and 2023, respectively.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $63 thousand and $60 thousand for the years ended December 31, 2024, and 2023, respectively.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity date of the loans is August 2033. The Company earned interest income in the amount of $246 thousand and $79 thousand for the years ended December 31, 2024 and 2023, respectively.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand. The Company calculates interest at 9.5% per annum.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $60 thousand and $60 thousand for the years ended December 31, 2024, and 2023, respectively.

The Company also paid royalty expenses due to related parties in the amount of $4,149 thousand and $624 thousand for the years ended December 31, 2024, and 2023, respectively.

The Company received revenues of $201 thousand and $651 thousand from Com2uS Corp. for the years ended December 31, 2024, and 2023, respectively. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

The Company has an agreement with Image Comics to purchase and distribute comic books. The Company recorded revenues net of cost of $4,387 thousand and $873 thousand for the years ended December 31, 2024, and 2023, respectively.

19. Commitments and contingencies

Operating Leases: The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $1,710 thousand for the year ended December 31, 2024 (see Note 18). Rent expense is included in operating expenses on the accompanying consolidated statements of comprehensive loss.

A summary of future annual minimum lease payments on all operating leases as of December 31, 2024, in aggregate of $6,431 thousand, can be seen on Note 13.

Litigation: The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company's counsel.

- In April 2024, the Company was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contained an *Invincible* animation sketch. In response to the report, the Company published the following statement on April 21, 2024:

  "We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.

  Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies."

  In an abundance of caution, the Company notified the U.S. Department of the Treasury, Office of Foreign Assets Control, regarding the matter, via a voluntary self-disclosure dated April 21, 2024, and supplemental voluntary self-disclosure dated May 17, 2024. The Company continues to implement its Sanctions Compliance Program (SCP) to further address sanctions compliance obligations at the organizational level.

- On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the *Invincible* IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest. The parties have moved to arbitration, a hearing for which is scheduled for January 2026. This matter does not have an impact on the Company's consolidated financial statements.

- Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Spanish. The publisher has failed to make payments of royalties and other fees since 2022. Skybound, LLC has terminated its relationship with the publisher and is exploring its legal options to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates at least $127 thousand in unpaid royalties and at least $160 thousand in other fees are owed by the publisher, but additional unreported royalties and accrued interest may be applicable. Skybound, LLC filed a claim with the Spanish courts in late 2024. As of the date of this filing, this matter is not settled and does not have an impact on the Company's consolidated financial statements.

- Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in German. The publisher has failed to make payments of royalties and other fees. Skybound, LLC and the publisher have agreed upon a payment plan to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates $214 thousand in unpaid royalties and other fees, plus additional accrued interest. The publisher made an upfront good faith payment of $30 thousand in November 2024 and has agreed to make monthly payments until paid in full.

- On February 28, 2025, Skybound Games Europe B.V. (an indirect wholly owned subsidiary of the Company) sent a pre-litigation demand letter to a video game distributor in accordance with the Practice Direction on Pre-Action Conduct and Protocols contained in the Civil Procedure Rules for the Courts of the United Kingdom. The letter asserted repudiatory breach of contract among other causes action. Skybound Games Europe B.V. had granted a license to the video game distributor to physically distribute certain video games in accordance with a Master Distribution Agreement and relevant statements of work thereto. Skybound Games Europe B.V. has asserted that the video game distributor failed to pay open invoices for video-game units that it purchased and which Skybound Games Europe B.V. delivered to it. In addition, Skybound Games Europe B.V. has asserted that the video game distributor failed to perform its contractual obligation to actually distribute and sell certain units. As of the date of this filing, the parties continue to be engaged in required pre-litigation negotiations, and the matter is not settled.

20. Revenue

The Company recognizes revenue in accordance with ASC 606. Revenue is recognized when control of goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company generates revenue primarily through the sale of physical and digital products, licensing and royalties, and certain services, including production, merchandise, and marketing services. The timing of revenue recognition depends on the nature of the performance obligations and the specific terms of the contracts. In accordance with ASC 606, the following table represents a disaggregation of the Company's revenues *(in thousands)*:

For the years ended December 31,		2024		2023
Physical product sales	$	31,864	$	28,252
Digital product sales		9,813		9,443
Licensing and royalty		16,616		25,269
Services		38,479		27,161
Other		4,108		6,350
Total revenue	$	**100,880**	$	**96,475**

For the year ended December 31, 2024, one customer accounted for approximately 29% of the Company's revenue. For the year ended December 31, 2023, two customers accounted for approximately 31% and 10% of the Company's revenue, respectively. These customer concentrations reflect the nature of the Company's strategic relationships and revenue timing, and management does not believe this concentration presents a significant risk to ongoing operations or revenue stability.

The following table breaks out the Company's revenue by geographical region *(in thousands)*:

For the years ended December 31,		2024		2023
North America	$	69,937	$	72,466
Asia		22,483		14,664
Europe		7,047		8,970
Rest of World		1,413		375
Total revenue	$	**100,880**	$	**96,475**

This disaggregation reflects the nature of the Company's customer arrangements and is consistent with how financial performance is evaluated internally.

Revenue recognized at a point-in-time is primarily related to sales of physical and digital products when control passes to the customer upon delivery or fulfillment. Revenue recognized over time primarily includes licensing, creative development, production services, marketing support, and other services provided under IP licensing or production agreements. The Company applies the guidance in ASC 606 to determine whether revenue should be recognized over time based on the criteria in ASC 606-10-25-27.

Revenue recognized over time primarily includes production services, creative development, marketing support, and symbolic IP licensing. The Company uses both input and output methods to measure progress, depending on the nature of the service and how performance is transferred to the customer.

- Input methods (e.g., hours incurred) are used when contractor labor drives the service (e.g., production).

- Output methods (e.g., milestone or billing schedules) are used when internal resources are used and discrete deliverables align with progress (e.g., creative and marketing support).

- In certain cases, revenue is recognized based on the right-to-invoice practical expedient when billing reflects performance to date.

These methods are applied consistently and are considered to faithfully depict the transfer of services, as customers typically consume the benefit as services are performed and the Company maintains an enforceable right to payment.

The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a "point-in-time" and from sources that are recognized "over-time and other" were as follows:

For the years ended December 31,	2024	2023
Point in time	45.3%	45.7%
Over time and other	54.7%	54.3%

The Company evaluates contracts for multiple performance obligations, including assessing whether the obligations are distinct and can be separately identified. If a contract contains more than one performance obligation, the total transaction price is allocated based on the standalone selling prices of each performance obligation. The transaction price for each contract is determined based on the terms set forth in the executed agreement with the customer. In general:

- Production Services and Creative Development: Prices are contractually stipulated in signed agreements, typically with milestone-based billing or fixed-fee deliverables. These may be tied to predefined deliverables or scope-based budgets.

- Licensing Revenue: Transaction prices are typically based on contractual royalty rates applied to reported sales or usage by licensees, or minimum guarantees as defined in the license agreement. MSRPs or distributor prices may be used when calculating royalties but are not set by the Company.

- Merchandise and Physical Product Sales: Transaction prices are based on purchase orders or invoice amounts, which reflect agreed-upon unit pricing and quantities.

- Digital Publishing and Media: Transaction prices are typically determined through invoiced amounts per the customer's insertion orders or advertising schedules.

Variable consideration, such as sales-based royalties or performance bonuses, is estimated and included in the transaction price only to the extent it is probable that a significant reversal will not occur.

Payment terms for product sales are typically net 30. Licensing and production service contracts may include milestones or upfront payments, and the Company does not assess a significant financing component in such arrangements. Discounts, returns, and refunds are not material to the Company's consolidated financial statements and do not represent a significant component of variable consideration. Accordingly, the Company does not record obligations for such amounts in advance; they are recognized as a reduction in revenue in the period in which they occur.

Contract assets are recorded when revenue has been earned for satisfied performance obligations, but the related invoice has not yet been issued. These amounts are classified as "Unbilled receivables" on the consolidated balance sheets.

Contract liabilities arise when the Company receives payment or has an unconditional right to receive payment before transferring goods or services. These amounts are presented as "Deferred revenue" on the consolidated balance sheets and are recognized as revenue when the related performance obligations are satisfied.

The Company's beginning and ending contract assets were as follows *(in thousands)*:

For the years ending December 31,	2024		2023		2022	
Accounts receivable	$	7,898	$	14,578	$	18,503
Unbilled receivable	$	5,552	$	5,323	$	7,055

The Company's beginning and ending contract liabilities were as follows *(in thousands)*:

For the years ending December 31,	2024		2023		2022	
Deferred revenue	$	8,844	$	13,800	$	18,564

Changes in the Company's contract assets and contract liabilities during the year were primarily attributable to the timing differences between revenue recognition and billing or cash collection.

The increase in contract assets was driven primarily by game development and production services, where revenue was recognized on milestones or labor incurred but had not yet been billed at period-end. The decrease in contract liabilities primarily related to the recognition of revenue from advance payments received for production services and licensing agreements as related performance obligations were satisfied.

There were no material changes in the transaction price or timing of performance obligations that resulted in contract assets or liability adjustments. Additionally, there were no significant contract modifications, no material changes in estimates of variable consideration, and no impairments of contract assets recorded during the reporting period.

The Company evaluates contract assets for credit losses under ASC 326-20, *Financial Instruments-Credit Losses-Measured at Amortized Cost* (ASC 326). As of December 31, 2024, no credit loss expense was recognized on contract assets.

Receivables from customer contracts are assessed separately under ASC 326. No material difference existed between the initial receivable recognition and the revenue recognized.

During the years ended December 31, 2024, and 2023, the Company recognized $6,396 thousand and $18,880 thousand revenue that was recognized in deferred revenue as of the beginning of respective year.

As of December 31, 2024, the Company had approximately $8,844 thousand of transaction price allocated to unsatisfied contract performance obligations.

The Company expects to recognize this deferred revenue as follows *(in thousands)*:

For the years ending December 31,		
2025	$	8,161
2026		174
2027		255
2028		254
Total	$	8,844

The Company applies the optional exemption under ASC 606-10-50-14 through 50-15 for contracts with an expected duration of one year or less and excludes such contracts from its remaining performance obligation disclosures. This exemption primarily applies to:

- Production services contracts with fixed timelines (typically under 12 months), where deliverables are milestone-based or tied to specific content production phases.

- Licensing agreements for symbolic IP or content where the license term is one year or less.

- Creative and marketing services contracts that are completed within the calendar year under statement of work arrangements.

The Company applies the optional exemption in ASC 606-10-50-14 for contracts with an expected duration of one year or less, and such contracts have been excluded from the totals above.

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

In 2020, the Company entered into an agreement with PUBG (Krafton, Inc) to offer two years of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement, the Company acts as an agent. On behalf of PUBG (Krafton, Inc), the Company purchases inventory, facilitates sales through the Company customers, invoices for the revenue, and collects payment of those invoices. The Company receives a fee of $1 per unit of physical sales and $0.60 per unit of digital sales. The Company recognized revenue upon sale of the product, which is initiated once the invoice is raised. The Company kept the receivables in an account separate from trade receivables to reflect the funds collected on behalf of PUBG (Krafton, Inc). In addition, the Company also records the initial liability to the PUBG (Krafton, Inc) under distributed product payable on the consolidated balance sheets.

At the end of 2024, the Company held $7 thousand of third-party receivables, related to the August 1, 2020, agreement with PUBG (Krafton, Inc) for the game which launched on December 1, 2022.

21. Segment and Geographic Information

The Company applies the provisions of ASC 280 and has determined that it operates as one reportable segment. The Company's business lines share common infrastructure and monetize similar IP across overlapping customer bases. Accordingly, the Company has determined it has a single operating and reportable segment.

The Company's chief operating decision maker (CODM) is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses gross margin, net loss, and adjusted EBITDA to make decisions on resource allocation and to assess the performance of the business across the Company's business lines, which include editorial publishing, television and film production, video games, and tabletop games. Our CODM does not assess segment performance using segment asset information. All significant segment expense categories related to net loss/income are presented on our consolidated statement of comprehensive income.

Adjusted EBITDA is a measure of segment profit or loss, which we define as net loss, excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and certain other items impacting net loss from time to time.

Adjusted EBITDA is reconciled from net loss attributable to members. Accordingly, adjustments for interest, taxes, depreciation, and amortization exclude the portion attributable to noncontrolling interests, as that impact is already captured in the starting net loss attributable to members. Such adjustments are considered significant segment expense categories included in the measure of Adjusted EBITDA.

The following table reconciles the Company's Adjusted EBITDA to net loss attributable to members, the most directly comparable GAAP measure:

(in thousands)

EBITDA		2024		2023
(Loss) before income taxes	$	(30,214)	$	(8,654)
Income tax benefit		2,205		1,707
Net (Loss)		(28,009)		(6,947)
Net (Loss) attributable to NCI		(456)		(27)
Net (Loss) attributable to members		(27,553)		(6,920)
Depreciation		355		243
Amortization		7,847		11,600
Tax expense		(2,196)		(1,707)
Interest income/expense		304		(821)
Equity-based compensation		2,724		2,407
Recruiting & severance expense		1,029		954
Non-recurring corporate development projects		-		807
Inventory, returns, and non-recurring promotion expenses		1,288		730
Software development/TV/Film impairment		2,753		3,234
Derivative loss on SAFE		945		-
Impairment to goodwill		12,891		-
Distributed game product markdown		1,963		-
Adjusted EBITDA	$	2,350	$	10,527

The following table presents the Company's long-lived assets by geographic region as of December 31, 2024:

(in thousands)		Long lived assets
North America	$	101,117
Other foreign countries		23,787
Total	$	124,904

22. Income taxes

Total current and deferred income tax benefit consists of the following *(in thousands)*:

For the years ended December 31,		2024		2023
Current tax expense:				
Federal	$	(21)	$	2,435
State and local		355		2,003
Foreign		338		8
Total current tax expense		672		4,446
Deferred tax benefit:				
Federal		(2,127)		(5,191)
State and local		(720)		(859)
Foreign		(30)		(103)
Total deferred tax benefit		(2,877)		(6,153)
Total income tax benefit	$	(2,205)	$	(1,707)

Deferred tax assets and liabilities consist of the following *(in thousands)*:

As of December 31,		2024		2023
Deferred tax assets:				
Net operating losses (NOL)	$	5,867	$	2,066
Equity-based compensation		1,923		609
Intangible assets		3,829		2,731
Accruals and other		1,055		696
Valuation allowance (VA)		(2,974)		-
Total		9,700		6,102
Deferred tax liabilities:				
Unrealized gain on derivative asset		-		-
Other		(1,128)		(158)
Total		(1,128)		(158)
Net deferred assets	$	**8,572**	$	**5,944**

As of December 31, 2024, the Company had total combined, net operating losses carryforwards for federal, state and foreign income tax purposes of $39,852 thousand. The utilization of NOL carryforwards may be carried forward indefinitely until used. The utilization of NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. The Company has assessed the realizability of its deferred tax assets and concluded that a full valuation allowance is required for foreign jurisdictions. However, no valuation allowance is considered necessary for federal and state jurisdictions due to the presence of sufficient positive evidence, including cumulative book income over the preceding three years.

The federal and blended state income tax rates used in determining the provision for the year ended December 31, 2024 is 21.0% and 3.7%, when applicable, respectively. The Company's effective tax rate was less than the statutory rate due to net operating losses (NOLs) applied against income. The Company has not recognized a deferred tax liability on the undistributed earnings of its foreign subsidiaries, as these earnings are considered to be indefinitely reinvested.

For the years ended December 31, 2024, and 2023, the Company did not take any material uncertain tax positions.

The Company has not received any notice or indication of federal income tax examination and as such the tax years 2019 through 2023 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

A reconciliation of total income tax benefit to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows *(in thousands)*:

For the year ended December 31,		2024		2023
Provision at statutory rate	$	(9,016)	$	(1,662)
State taxes, net of federal benefit		(519)		(257)
Permanent items		5,826		(73)
Change in VA		2,974		-
Other		(1,470)		285
Total tax expense	$	(2,205)	$	(1,707)

23. Earnings per share

The Company follows ASC 260 to account for earnings per unit. Basic EPS is computed by dividing net losses attributable to members by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, to the extent such shares are dilutive. EPS is presented on a net-of-tax basis.

The following table presents a reconciliation of the numerators and denominators used in computing basic and diluted EPS for the years ended December 31, 2024, and 2023:

For the years ended December 31,	2024	2023
Numerator		
Net loss attributable to members	(27,553)	(6,920)
Preferred dividends	-	-
Net Loss attributable to common shareholders	**(27,553)**	**(6,920)**

For the years ended December 31,	2024	2023
Weighted average common units outstanding used in calculating diluted EPS	4,453,780	4,392,718
Loss per Common Unit, basic	(6.19)	(1.58)
Loss per Common Unit, diluted	(6.19)	(1.58)

Because the Company incurred net losses in each period presented, all potentially dilutive securities were excluded from the calculation of diluted EPS, as their inclusion would have been anti-dilutive. The following instruments were excluded:

- Options and warrants

- Incentive Plan Units and unvested equity-based awards

Each of these securities could potentially dilute EPS in future periods. The Company intends to apply the treasury stock method these instruments as applicable in periods where it reports net loss.

The following methods were used in calculating diluted EPS:

- Options and warrants: Treasury stock method

- Contingently issuable units: Considered under ASC 260-10-45-48 if triggering events occur

On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Unit held. All Units and related amounts have been retroactively restated for all periods presented.

A transaction that may have materially changed the number of Common Units or potentially dilutive Units outstanding occurred after the reporting period. Please refer to Note 26 for further detail. The impact of this transaction was not included in the earnings per share calculations for the year ended December 31, 2024.

24. Supplemental cash flows information

(in thousands)

For the years ended December 31,		2024		2023
Supplemental disclosures of cash flows information:				
Cash paid for interest	$	229	$	-
Cash paid for income taxes		3,418		50
Non-cash investing and financing activities:				
Common interests issued to acquire non-controlling interest		-		3,700
Units issued for purchase of equity method investment		-		9
Common interest appreciation rights issued to acquire non-controlling interest		1,112		1,112
C2X Investment	$	-	$	375

25. Employee benefit plan

The Company maintains a 401(k) retirement plan (the 401(k) Plan) that covers eligible employees of the Company. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $621 thousand and $435 thousand for December 31, 2024, and 2023, respectively which is included in operating expenses on the accompanying consolidated statements of comprehensive loss. The contributions represent 100% match of the employee's 401(k) contributions after three months of employment, based on contributions up to 4%. The Company offers certain post-employment benefits, including continuation of health coverage and other limited benefits to eligible former employees. As of December 31, 2024, the Company had no material obligations that required accrual under ASC 712.

26. Subsequent events

The Company evaluated subsequent events that occurred from January 1, 2025, through the date that the consolidated financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below.

On February 4, 2025, the Company acquired 100% of Maple Media, LLC, a limited liability company organized in California, and its six subsidiaries: Do More Mobile, LLC, a limited liability company organized in California; Maple Media Apps, LLC, a limited liability company organized in California; Stocks, LLC, a limited liability company organized in California; Super Basic, LLC, a limited liability company organized in California; Super Software, LLC, a limited liability company organized in California; and 9368-0148 Quebec Inc., a corporation formed in Quebec, Canada (collectively, "Maple Media"). Maple Media is a leader in mobile app publishing and boasts a diverse portfolio of apps across productivity, entertainment and lifestyle categories. In the ordinary course of business, Maple Media may become involved in legal proceedings or may be subject to claims, including copyright takedown notices. Maple Media addresses such possible takedown notices in the ordinary course of business consistent with advice of counsel. The materiality and results of any such legal proceedings and the resolution of any such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on Maple Media's and the Company's business because of defense and settlement costs, diversion of resources and other factors. The Company dissolved Stocks LLC on June 6, 2025. The initial accounting for Maple Media, LLC was incomplete. As a result, disclosures such as the fair value of consideration transferred, identifiable assets acquired, liabilities assumed, and the amount of goodwill recognized have not been finalized. The Company will update these disclosures in future filings when information becomes available.

On February 22, 2025, in accordance with the terms of the Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended, the right of Hiro Capital SCSp I to designate a manager to the Board of Managers automatically terminated and, accordingly, Hiro Capital's designee, Ian Livingstone, ceased to be a member of the Board of Managers.

On March 5, 2025, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $105 per Common Unit (the "2025 CF Offering"). The 2025 CF Offering is being conducted through DealMaker Securities LLC (the "CF Intermediary"). The Company achieved its target offering amount of $9.998 thousand prior to the offering deadline of April 30, 2025. The minimum individual purchase amount was $525 (excluding investor processing fees) for the initial 35 calendar days of the 2025 CF Offering and is $1,050 (excluding investor processing fees) for the remainder of the 2025 CF Offering, and the maximum individual purchase amount is $4,312.85 thousand (including investor processing fees). On January 15, 2025, in anticipation of the 2025 CF Offering, the Company formed Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act. Investments in the 2025 CF Offering are made through Skybound Holdings CF Investors SPV, LLC, as a co-issuer in the 2025 CF Offering. As compensation for the services provided by the CF Intermediary, the Company is required to pay to the CF Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Common Units sold in the 2025 CF Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30 thousand setup fee and $12 thousand monthly fee for the use of the platform and marketing services payable to the CF Intermediary and its affiliates. The Company closed investments under the 2025 CF Offering totaling $672 thousand including investor processing fees.

On March 6, 2025, Skybound Games UK Limited entered into a settlement agreement with Ian Howe pursuant to which Mr. Howe's employment with Skybound Games UK Limited was terminated effective as of February 7, 2025. The Company's loan agreement (see Note 18) with Mr. Howe will remain in effect in accordance with its terms (as amended from time to time). Pursuant to the loan agreement, the Company loaned Mr. Howe the principal amount of $300 thousand in July 2021, which loan is payable by Mr. Howe on demand by the Company.

On March 11, 2025, the Company made an additional draw on its line of credit with East West Bank in the amount of $3,500 thousand, bringing the total drawn amount to $10,000 thousand.

On March 26, 2025, 5th Planet Games A/S finalized the internal merger between 5th Planet Games A/S and its wholly owned subsidiary, 5th Planet Games Development ApS. 5th Planet Games A/S will be the continuing company and 5th Planet Games Development ApS will be dissolved without liquidation by transferring its assets and liabilities as a whole to 5th Planet Games A/S. The purpose of the merger was to simplify the group structure and eliminate unnecessary administrative burdens and costs. As the merger is a group internal merger, the merger will have no effect on the value of 5th Planet Games A/S and no financial impact on the Company.

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of Nine Four Entertainment Inc, a corporation formed in Nevada. Nine Four Entertainment is a leading creator and influencer talent management and brand development company.

On April 18, 2025, the Company, through Bumbio LLC, sold approximately 3,646 thousand shares of Series A Preferred Stock in Mega Cat Studios Inc., a private video game development company, to Mega Cat Studios Inc., which shares represented approximately 25% of Mega Cat Studios Inc.'s issued and outstanding shares. The Company, through Bumbio LLC, continues to hold approximately 5% ownership interest in Mega Cat Studios Inc.

On June 12, 2025, Nine Four Entertainment Inc (an indirect wholly owned subsidiary of the Company) formed Nine Four Ventures LLC, a California limited liability company. Nine Four Ventures LLC will be an incubator to fund creator-led brands.

Between April 1, 2025, and June 30, 2025, the Company issued 56,071 option grants, including 1,643 option grants to each of David Alpert and Jon Goldman and 6,571 option grants to Gregory Sulak.

Effective July 31, 2025, the Company and the requisite Members adopted an Eighth Amendment (the "Eighth Amendment") to the Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended, to, among other things, establish an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act under the name Skybound Holdings LLC – Regulation A Series. All investors who purchased Common Units through the Company's Regulation A offering will have their ownership interests moved into this Regulation A Series. The Regulation A Series is governed by a separate Series Operating Agreement that supplements the Company's Operating Agreement. The foregoing description of the Eighth Amendment is qualified in its entirety by reference to the copy of the Eight Amendment (including the Series Operating Agreement) attached hereto as Exhibit 2.10 and incorporated herein by reference.
